UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: June 2022

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Interim Results for six months ended 30 April 2022, dated 22 June 2022

22 June 2022
Micro Focus International plc
Interim results for the six months ended 30 April 2022

Micro Focus International plc ("the Company" or "the Group", LSE: MCRO.L, NYSE: MFGP), the international software product group, announces unaudited interim results for the six months ended 30 April 2022 ("H122").

"Delivering on our objectives, improving free cash flow and reducing leverage"

Financial highlights

●  Revenue of $1.3bn (H121: $1.4bn), representing a year-on-year decline of 6.8% on a constant currency ("CCY") basis1 excluding Digital Safe and 11.0% on a reported basis (including Digital Safe at actual rates).
●  Several sub-portfolios are now delivering consistent growth not yet visible at a Product Group level, but we anticipate this will deliver overall growth in CyberRes ahead of schedule and AMC as our mainframe modernisation offering continues to ramp.
●  Encouraging progress in delivering group simplification with our cost base reducing by approximately $150m on an annualised basis gross of inflation.
●  Adjusted EBITDA1 of $449m (H121: CCY $511m) at a margin of 35.4% (H121: CCY 36.7%), reflecting the reduction in revenue in the period, partially offset by our cost reduction programme.
●  Operating profit of $35m for H122 (H121: loss of $155m) reflecting the above impacts as well as a significant reduction in exceptional spend and the one-off profit on disposal of Digital Safe of $63m. Cash generated from operations also increased to $485m (H1 21: $468m).
●  This improved quality of earnings underpinned free cash flow1 growth of 36.2% year-on-year to $190m (H121: $140m).
●  Net debt1 of $3,651m (Oct-21: $4,196m), representing a net leverage ratio of 3.7 times with a 0.3 decrease since 31 October 2021.
●  Interim dividend of 8 cents per share (H121: 8.8 cents), consistent with 5x covered policy.

Operational highlights

●  Customer attrition rates have stabilised or improved across a number of key portfolios for a further two quarters.
●  Mainframe modernisation offering continues to deliver strong revenue growth and the launch of the AWS' offering in June 2022 as planned provides further opportunity to accelerate this growth.
●  Completion of Debricked acquisition within CyberRes, a developer-centric open source intelligence company aimed at innovating how organisations secure their software supply chain for today and the future.
●  Sale of Digital Safe for $375m now completed.
●  Continued improvements across all product portfolios with 28 major product launches in the period, including multiple new SaaS offerings.
●  Key milestones achieved in our planned transition to product group operating model, with expectation that we will be able to report individual segments from FY23.

Outlook

●  No change to expectations for revenue, costs or cash for FY22.
●  We are working to mitigate the increased risks arising from the macro-economic environment.
●  Our strategic priorities for FY23 exit trajectory remain unchanged.

	H122	H121	Growth /(Decline)
	Reported	(CCY)

Alternative performance measures from continuing operations1

Micro Focus (excluding Digital Safe)	$1,243.7m	$1,334.7m	(6.8)%
Digital Safe	$25.9m	$56.5m	(54.2)%
Revenue	$1,269.6m	$1,391.2m	(8.7) %

Micro Focus (excluding Digital Safe)	$436.8m	$482.6m	(9.5) %
Digital Safe	$12.3m	$28.1m	(56.2) %
Adjusted EBITDA*	$449.1m	$510.7m	(12.1) %
% Adjusted EBITDA margin*	35.4%	36.7%	(1.3) ppt

	Reported	Reported
Statutory Results
Revenue - continuing operations	$1,269.6m	$1,425.7m	(11.0) %
Operating profit / (loss) - continuing operations	$35.3m	$(154.8)m	122.8%
Loss for the period	$(24.4)m	$(218.9)m	88.9%

1 The definition and reconciliations of Adjusted EBITDA, Adjusted EBITDA Margin, Net Debt, Free Cash Flow, Adjusted Free Cash Flow and Constant Currency ("CCY") are in the "Alternative Performance Measures" section of this Interim Statement. The definition of Adjusted EBITDA has been amended as set out in the "Alternative Performance Measures" section of this Interim Statement. This change has consequential impacts on the calculated values for Adjusted EBITDA Margin and Adjusted Cash Conversion. All comparative amounts are stated under the amended definition.

Stephen Murdoch, Chief Executive Officer, commented:

"In H1 we improved free cash flow, reduced leverage, and made progress against the strategic objectives we outlined in November. I am encouraged by the strides taken to become increasingly customer centric, building growth in key portfolios, and increasing our quality of earnings.

We have delivered these results against an increasingly volatile market backdrop with customer demand to date remaining robust, demonstrating the mission critical nature of our solutions."

Results conference call
A conference call to cover the results for H122 will be held today at 1.30pm UK Time. The call will be accompanied by slides.

A live webcast and recording of the presentation will be available at https://www.microfocus.com/en-us/investors during and after the event. For dial in only, access numbers are as follows:

UK & International:                    +44 (0) 33 0551 0200
UK Toll Free:                             0808 109 0700
US:                                             +1 212 999 6659
USA Toll Free:                            1 866 966 5335

Enquiries:

Micro Focus	Tel: +44 (0) 1635 565200
Stephen Murdoch, Chief Executive Officer	Investors@microfocus.com
Matt Ashley, Chief Financial Officer
Ben Donnelly, Head of Investor Relations
Brunswick	Tel: +44 (0) 20 7404 5959
Sarah West	MicroFocus@brunswickgroup.com
Jonathan Glass

About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is an enterprise software Company supporting the technology needs and challenges of customers globally. Our solutions help organisations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Within the Micro Focus Product Portfolio are the following product groups: Application Modernisation & Connectivity, Application Delivery Management, IT Operations Management, Security, and Information Management & Governance. For more information, visit: www.microfocus.com.

Forward-looking statements
Certain statements in these interim results are forward-looking. Although the Group believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to be correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. The Group undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Operational review

Performance in the period

We have delivered on our objectives for the first half of FY22. In summarising progress in the first half, we are marginally behind our original revenue plans in part due to the suspension of our operations in Russia. This impacted revenue performance by approximately half a point, and we are working to absorb the revenue impact of this. Our cost control and cash performance in the half has been strong.

The Group reported revenues of $1,270m (H121: $1,391m CCY, $1,426m reported). This is a decline of 6.8% for the on-going group (i.e. excluding Digital Safe) on a CCY basis. Our revenues in Russia in FY21 were $39m and we anticipated a similar level of performance in FY22. We are working to mitigate the associated EBITDA impact through tight cost management. To date, we have seen limited tangible impact from the threat of a more challenging macro-environment. Typically, such environments tend to delay rather than stop digital transformation agendas as customer project spend gets increased scrutiny and approval cycles extend. Execution becomes key in ensuring projects leveraging our software remain a priority for our customers. As a Company, we deliver proven products to a wide distribution of customers, sectors, and geographies.  Our value proposition resonates with our customers who rely on us to maximise ROI on existing investments and bridge their existing technology investments to the emerging themes.

	H122					CCY % change toH121
	Licence	Maintenance	SaaS	Consulting	Total	Licence	Maintenance	SaaS	Consulting	Total
	$m	$m	$m	$m	$m	%	%	%	%	%
Product portfolio (excl. Digital Safe):
AMC	53.1	152.9	-	5.7	211.7	(11.1) %	(1.1) %	-	14.0%	(3.5) %
ADM	42.0	188.5	40.5	7.7	278.7	(13.4) %	(7.9) %	13.1%	(12.5) %	(6.4) %
ITOM	63.6	195.9	2.3	48.4	310.2	(16.9) %	(8.5) %	15.0%	(6.4) %	(9.9) %
CyberRes	67.1	168.7	20.5	13.8	270.1	1.1%	(5.8) %	10.8%	(3.5) %	(2.9) %
IM&G	43.4	119.9	4.5	5.2	173.0	5.3%	(14.0) %	(26.2) %	(38.8) %	(11.4) %
Micro Focus (excl. Digital Safe)	269.2	825.9	67.8	80.8	1,243.7	(7.9) %	(7.4) %	8.7%	(8.5) %	(6.8) %
Digital safe	-	-	25.9	-	25.9	-	-	(54.2) %	-	(54.2) %
Total Revenue	269.2	825.9	93.7	80.8	1,269.6	(7.9) %	(7.4) %	(21.2) %	(8.5) %	(8.7) %

Licence revenue declined by 7.9%, against what was strong growth in the previous period. Whilst we are in line with our expectations overall, our performance in Licence revenue is disappointing. This decline is because we are still witnessing more volatility within individual periods than we would like. Our growth portfolios are not yet at a scale to fully offset the volatility of our more mature portfolios in which new Licence deals are by nature often large and more cyclical. We have made progress in correcting this, but our work is not yet complete.  Our overall goal is to deliver consistent and sustainable growth in Licence revenue. We have delivered growth in new Licence revenue in CyberRes overall and Big Data for multiple reporting periods and within AMC our Mainframe Modernisation solutions continue to grow strongly even before the contribution from strategic initiatives with AWS. Further improvements are required here, as well as broader based improvements across the target areas within the other portfolios as we seek to reduce volatility. The changes we are making in moving to a Product Portfolio based approach are key to this and are on track but not completed.

Maintenance revenue declined by 7.4%, this represents a 2ppt improvement from the exit run rate in H221. This improvement was driven by a combination of the prior year growth in Licence revenue, demonstrating the importance of our Licence objectives; an improvement in the overall renewal rates and a further moderation due to the change in portfolio mix. The actions taken in FY21 are beginning to impact maintenance trends which remains a core objective of the business.

SaaS revenue increased by 8.7%, when compared to the first half of FY21. This performance represents the third period of sequential improvement which has been underpinned by the improvements made to our SaaS offerings. We now are in position where SaaS revenues will continue to deliver growth and over the medium term we expect this to accelerate to double digit growth.

Consulting revenue declined by 8.5% and broadly trends in line with new Licence revenue. At a portfolio level, the growth is focused on delivering customer projects to support future software revenue pipeline as demonstrated by the growth in mainframe modernisation projects (within AMC).

The Group generated Adjusted EBITDA of $449m at a margin of 35.4% (CCY H121: $511m Adjusted EBITDA at 36.7% margin). The Adjusted EBITDA margin reflects the reduction in revenue partially offset by our cost reduction programmes which are phasing ahead of our expectations combined with an element of workforce attrition.

The significant change in workforce behaviours as we begin to emerge from Covid-19 has resulted in elevated employee attrition, wage inflation and a more challenging recruitment environment across the technology sector. As a Company, we have taken several important actions to address this including taking comprehensive actions to address remuneration in key roles and geographies and where possible, we have used attrition to deliver our cost saving programme by redeploying staff and reducing the level of exceptional spend required to restructure the Group.

Statutory loss before taxation for the period was $43m (H121: loss $280m) driven by a significant reduction in exceptional spend year-on-year, in addition to profit on disposal of Digital Safe of $63.0m in current period.

The Group continues to generate significant operating cash flows, with cash generated from operating activities of $485m for H122 (H121: $468m), giving Adjusted Cash Conversion1 of 113.3% (H121: 120.9%). This improvement has driven free cash flow to increase by 36.2% year-on-year to $190m.

Following the disposal of Digital Safe, the Group has reduced both leverage and gross debt since the year end position. As a result, leverage reduced by 0.3x to 3.7x and net debt reduced from $4.2bn at 31 October 2021 to $3.7bn at 30 April 2022. It remains our intention to reduce leverage to approximately 3.0x over the medium term.

Further narrative in respect of the financial performance can be found in the Financial Review section of this report.

Our portfolio

We take a differentiated approach to innovation at Micro Focus in support of our customers' digital transformation programmes. We focus on helping customers deliver the right balance of cost, risk and speed as they deal with the often-competing challenges of running the business effectively and securely whilst simultaneously driving the change needed to capture new opportunities or deal with new threats.

This means delivering innovation that enables customers to bridge existing investments and capabilities with new use cases and business models.

In FY22, we delivered our innovation agenda at pace across our portfolio, with examples such as:

− Application Modernisation and Connectivity: AWS launched its Mainframe Modernisation offering in June and together we are already enabling customers to accelerate the modernisation of mainframe applications and workloads to the AWS Cloud.

− Application Delivery Management: we released our ValueEdge platform, a modular, cloud-based solution that integrates with our customers' existing toolchains to improve productivity and remove friction with smart automation.

− CyberRes: Our continued investment in our portfolio included the acquisition of Debricked which meant our application security testing solution was recognised as a Magic Quadrant leader for the 9th consecutive year.

− IT Operations & Management: the release of Operations Bridge - SaaS, combines the company's proven Full-Stack AIOps platform with the agility of software-as-a-service. This new offering enables IT organisations to gain complete observability, resolve problems faster, drive efficiencies with automation, and transform their data into actionable insights.

− Information, Management & Governance: Our Big Data platform launched its Subscription based solution Vertica Accelerator in Q4 2021 and continues to grow subscription bookings.

Micro Focus' social purpose

Our purpose is to deliver mission critical enterprise software that powers the digital economy. In delivering our purpose we aim to make sustainable and responsible business part of the way we operate, supporting the local communities we are part of and reducing our own environmental footprint.

We continue to make encouraging progress including the formation of our Environmental, Social and Governance Committee, which we have established to ensure we embed ESG into the core of our operations. In the coming period, we will publish our first sustainability report which outlines our achievements in FY21 and our key areas of focus for the coming periods. I look forward to sharing more about the work of the committee as part of our FY22 Annual Report and Accounts.

Delivering our objectives

The Group entered the financial period with three clear strategic objectives.

Firstly, to transition our business to be product group centric end-to-end such that our competitive positioning and depth of capability are more sharply defined and focused consistently on the right market opportunities. This transition is well advanced in CyberRes and Big Data and we have made encouraging progress in H122 as we begin to extend this across the remaining product portfolios. Core to this is increased levels of specialism in all customer facing roles. Our goal is to accelerate this transition and begin to report more detail by product portfolio to increase visibility of underlying performance from FY23.

Secondly, delivering the innovation our customers need packaged such that they can consume it effectively. This centres around improving customer retention rates and ensuring we have the right consumption model (Licence, SaaS or Subscription) for our customers evolving needs. In the period, we have delivered new innovation in each portfolio, improved product roadmaps and enhanced customer communication of these roadmaps. Within this we have released new SaaS capabilities and are helping some of the world's largest companies with their SaaS transformation strategies. These efforts are key to the acceleration of SaaS revenue growth and moderation in the rate of maintenance revenue decline.

Finally, capturing the cost efficiencies enabled by the enterprise-wide platform. We are on track to deliver our cost saving targets for FY22 and currently planning the key actions to deliver for FY23.

Outlook
Looking forward, based on our year-to-date performance our expectations for revenue, costs and cash for FY22 remain unchanged. We are working to mitigate the increased risks arising from the macro-economic environment wherever possible, and our strategic priorities for FY23 exit trajectory remain unchanged.

Stephen Murdoch
Chief Executive Officer
21 June 2022

Financial Review
The financial review provides a summary of Micro Focus' results on a statutory basis combined with several Alternative Performance measures ("APMs") which the Board believes are used widely by certain investors to understand the financial performance of business. Further detail on APMs can be found later in this document.

	H122	H121
	As reported	CCY	CCY Change
Alternative performance measures:	$m	$m	%

Micro Focus (excluding Digital Safe)	$1,243.7m	$1,334.7m	(6.8) %
Digital Safe	$25.9m	$56.5m	(54.2) %
Revenue	$1,269.6m	$1,391.2m	(8.7) %

Micro Focus (excluding Digital Safe)	$436.8m	$482.6m	(9.5) %
Digital Safe	$12.3m	$28.1m	(56.2) %
Adjusted EBITDA*	$449.1m	$510.7m	(12.1) %
% Adjusted EBITDA* margin	35.4%	36.7%	(1.3) ppt

	H122	H121
	As reported	As reported	Change
Statutory performance measures:	$m	$m	%
Revenue	1,269.6	1,425.7	(11.0) %
Operating profit/(loss)	35.3	(154.8)	122.8%

Operating profit prior to depreciation, amortisation and exceptional items	448.4	516.6	(13.2) %
Loss for the period	(24.4)	(218.9)	88.9%

Revenue

The Group generated revenue of $1,270m in H122 which represents a decline of 11.0% on the results for H121. This decline includes a reduction in revenue following the disposal of Digital Safe and the impact of foreign exchange movements. Excluding these items, the Group's revenues decline by 6.8%.

Included within the 6.8% decline is a marginal headwind due to the impact of sanctions imposed following the Russia and Ukraine conflict. During the second quarter, the Group suspended operations in Russia, reducing revenues in H1 by $5.8m (0.3%). In FY21, Russia revenue was approximately $40m, we do not expect to earn any revenue in Russia in the near future.

The Group has set out the goal of flat or better revenue as we exit FY23. This stability comes primarily from two key drivers.

1.     The capturing of opportunities within growing markets. Over time this is expected to deliver a mix effect to stabilise and ultimately grow Group revenue. In H122, we have continued to make progress with several sub-portfolios now delivering consistent growth over consecutive quarters. This performance is not yet visible at a Product Group level, but we anticipate this will deliver overall growth in CyberRes ahead of schedule and AMC as our mainframe modernisation offering continues to ramp.
2.     The moderation of maintenance decline through improvements in customer retention.
The work we have done here has driven stabilisation in retention rates and improvements in several portfolios. This in turn has driven a 2ppt improvement in maintenance performance when compared to the exit run rate in H2 21.

Revenue performance by Product Group and stream has been discussed in further detail within the CEO statement in this document.

Operating costs included in Adjusted EBITDA ("Operating costs")

	Operating costs (excluding Digital Safe)			Operating costs (including Digital Safe)
	H122(Actual) $m	H121(CCY) $m	Year-on-yearchange %	H122(Actual) $m	H121(CCY) $m	Year-on-yearchange %
Cost of sales	215.0	211.8	1.5%	220.2	223.4	(1.4)%
Selling and distribution	288.6	316.7	(8.9)%	289.3	318.4	(9.1)%
Research and development	215.9	236.2	(8.6)%	219.6	244.2	(10.1)%
Administrative	96.4	87.4	10.3%	100.4	94.5	6.1%
Other operating income	(9.0)	-	n/a	(9.0)	-	n/a
Operating costs	806.9	852.1	(5.3)%	820.5	880.5	(6.8)%

On 30 November 2021, the Group announced the intention to remove $400-500m of gross annual recurring cost to achieve a reduction from the FY21 exit cost base.

Operating costs declined by 6.8% to $821m in H122 (H121: $881m) on a CCY basis. This decline reflects a reduction of 5.3% of operating costs excluding Digital Safe combined with a further 1.5% in relation to the disposal.

Excluding the disposal, the reduction in Operating costs reflects the in-year impact of cost actions and offsetting inflationary increases to the cost base. In H122, the cost programmes have delivered annualised cost savings of approximately $150m of the planned $400m-$500m. This has been partially offset by planned inflationary increases primarily in respect of payroll costs totalling $41m. Like most technology companies, wage inflation and staff attrition have run at elevated levels in H122. Where possible, the Group has sought to use attrition to deliver the cost saving programme by redeploying staff and reducing the level of exceptional spend required to restructure the group (see below).

The Group has reduced costs across all cost categories except for administrative expenses. The cost reduction programmes to date are primarily focused on support roles as we seek to maintain sales capacity and software development. The increase in administrative expenses reflects a year-on-year increase in the staff bonus scheme to support retention efforts combined with some incremental investment in our IT platform. In prior periods, such IT costs would have been treated as exceptional however following the completion of integration activities last year these costs are now considered operating costs and are being absorbed by the business as previously guided.

The progress made in H1 gives clear line of sight to the cost savings required for FY22.  The Group has identified approximately half of the required cost savings for FY23 and is currently working through the planning process to identify the balance. Currently, we are within the parameters of our original inflation assumptions but remain vigilant of the challenges ahead given the wider macro-economic environment.

Adjusted EBITDA

The Group generated an Adjusted EBITDA* of $449m, at margin of 35.4% in H122 (H121: $511m, 36.7% on a CCY basis). This adjusted EBITDA included $12m in respect of the 3 months trading of Digital Safe (H121: 6 months trading $28m).

Operating profit to Adjusted EBITDA

The Operating profit for H122 was $35m, compared to an Operating loss of $155m in H121. This figure includes depreciation, amortisation and exceptional items totalling $413m (H121: $671m).

The Group generated an operating profit prior to depreciation, amortisation and exceptional items of $448m in H122 (H121: $517m). This decline reflecting the reduction in revenue largely offset by an overall reduction in operating costs and exceptional items (as outlined below).

A reconciliation between Operating loss and Adjusted EBITDA is shown below:
	H122 As reported	H121 As reported	Change
	$m	$m	%
Operating profit/(loss)	35.3	(154.8)	122.8%
Exceptional items (reported in Operating loss)	(41.8)	143.0	(129.2)%
Amortisation of intangible assets	412.9	472.2	(12.6)%
Depreciation of property, plant and equipment and right of use assets	42.0	56.2	(25.3)%
Operating profit prior to depreciation, amortisation and exceptional items	448.4	516.6	(13.2)%
Share-based compensation charge	12.4	8.5	45.9%
Foreign exchange (gain)/loss	(11.7)	5.1	(329.4%)
Adjusted EBITDA* at reported rates	449.1	530.2	(15.3)%
CCY impact	-	(19.5)	n/a
Adjusted EBITDA* at CCY	449.1	510.7	(12.1)%

Exceptional items (included within Operating profit / (Loss))

	H122 As reported $m	H121 As reported $m
FY22 / FY23 Cost programme	20.9	-
Profit on disposal of Digital Safe	(63.0)	-
MF/HPE Software business integration-related costs	-	44.5
Legal settlement and associated costs	-	74.6
Other restructuring property costs, severance and legal, acquisition and divestiture costs	0.3	23.9
Total exceptional costs (reported in Operating profit / (loss))	(41.8)	143.0

In H122, the Group generated an exceptional credit of $42m compared to an exceptional charge of $143m in H121. The current year exceptional credit reflects a profit on disposal of Digital Safe of $63m partially offset by the costs associated with delivering the FY22 / FY23 cost reduction programme. As a Board, we are committed to reducing the level of exceptional spend incurred by the Group and in the period and following the completion of integration related activity and the IT programme we absorbed such costs within operating costs as outlined above.
The aim here is to improve the quality of earnings and ultimately the cash generation of the business in line with our overall targets.

The Group originally anticipated a total cash cost of delivering these savings of $200m split evenly between FY22 and FY23. In H122, the Group has incurred $21m in respect of this programme and have successfully delivered approximately $150m of annualised savings.

The value of annualised cost savings for the programme is slightly ahead of our original expectation, however due to effective management of attrition and redeployment of resources, the total cost of the programme is now expected to be c. $50m in FY22 and $100m in FY23.

In H121, exceptional spend predominately related to the remaining HPE integration, the migration to the single IT platform and the settlement of the WAPP legal claim.

Further information on exceptional costs can be found in note 7 to the Condensed Consolidated Interim Financial Statements.

Net finance costs

Net finance costs were $78.2m in H122, compared to $125.2m in H121. Finance income includes $58.6m (H121 nil) of foreign exchange gains following the successful refinancing of $1.6bn of Group debt in January 2022 which ended the net investment hedge on some of our Euro debt. The impact of the Group's cash interest costs is discussed below.

Taxation

The following table presents both actual and adjusted profit/(losses) before and after taxation:

	H1 22			H1 21
	Reported $m	Adjusting items $m	Adjusted measures* $m	Reported $m	Adjusting items $m	Adjusted measures* $m
(Loss)/profit before tax	(42.9)	287.3	244.4	(280.0)	601.9	321.9
Taxation	15.0	(71.9)	(56.9)	61.1	(156.9)	(95.8)
(Loss)/profit after tax	(27.9)	215.4	187.5	(218.9)	445.0	226.1
Effective tax rate	35.0%		23.3%	21.8%		29.8%

The interim tax charge is affected by the timing of certain discrete items such as adjustments to tax in respect of previous periods which may result in an interim rate higher or lower than the full year aETR.

Exceptional tax charges include $19.4m in respect of the disposal of the Digital Safe business.

Last year, the Group made a payment of approximately $45m to HMRC in respect of the State aid case which is currently being challenged by the UK government and taxpayer. We have recognised a receivable on the balance sheet in respect of this payment.

On 8 June 2022, the General Court of the Europe Union found against the UK Government/taxpayer. This was a disappointing but not unexpected outcome. We have studied the judgment and, after consulting our advisers, remain of the view that the more likely final outcome is that the UK Government/taxpayer will appeal and will win on appeal.  We have therefore concluded that we should continue to recognise the receivable in full.  We will continue to monitor the progress of the case.

Earnings per share

The Group's earnings per share ("EPS") on a basic, diluted and adjusted basis are as follows:
	H122	H121	Growth /(Decline)
	cents	cents	%
Total EPS attributable to the ordinary equity shareholders of the Company
Basic EPS	(7.46)	(65.09)	88.5%
Diluted EPS	(7.46)	(65.09)	88.5%

Basic Adjusted EPS*	57.34	67.23	(14.7) %
Diluted Adjusted EPS*	57.34	67.23	(14.7) %

Full details are set out in the "Alternative performance measures" section of these Condensed Consolidated Interim Financial Statements.

Cash Generation
The cash flow for the Group for H122 was:

	H122	H121
	$m	$m
Adjusted EBITDA*	449.1	530.2
Exceptional items (excluding gain on disposal)	(21.2)	(143.0)
Other non-cash items	0.8	2.1
Movement in working capital	55.9	78.8
Interest payments and bank loan costs	(129.0)	(111.3)
Tax payments	(77.6)	(128.9)
Purchase of intangible assets, PPE and lease related capital payments	(88.0)	(88.4)
Free cash flow	190.0	139.5
Cash cost of exceptional items	36.8	107.4
Adjusted Free cash flow	226.8	246.9

Adjusted Cash conversion ratio*	113.3%	120.9%

The Group generated a free cash flow of $190.0m (H121: $140m). This increase was driven by a significant reduction in both operating and exceptional spend year-on-year as outlined above and a reduction in the taxation payments due primarily to the outflow in relation to the EU state aid payment in H121, which we still expect to recoup in the future once the case is resolved. In addition, the Group's Free cash flow was reduced due to the impact of Digital Safe disposal. Digital Safe's Adjusted EBITDA less finance lease payments totalled $6m (H1 21: $17m).

The Group had a working capital inflow of $56m in H122 (H121: inflow $79m). The H121 inflow included the provision movement in respect to the WAPP legal provision of $75m, which was recorded but not paid in the first half of FY21. Normalising for this figure, the group improved working capital year-on-year by $52m.

The Group generated Adjusted free cash flow in the period of $227m (H121: $247m).

Net Debt
The Group's net debt has decreased from $4.2bn at 31 October 2021 to $3.7bn at 30 April 2022. The reduction in net debt in the period is summarised in the table below:

30 April 2022
$m
Net debt at 1 November	(4,195.9)
Free cash flow	190.0
Leases included within Free cash flow	35.8
New leases	(20.0)
Net proceeds from the disposal of Digital Safe	363.5
Leases transferred on disposal of Digital Safe	11.4
Lease receivable to be reimbursed by the Digital Safe business	17.2
Net cash for acquisition of DeBricked	(28.4)
Purchase of EBT shares	(67.2)
Dividends paid	(65.2)
FX movement and other	108.3
Net Debt at 30 April	(3,650.5)

Leverage

Following the disposal of Digital Safe, the Group has successfully reduced leverage and gross debt since the 31 October 2021 balance sheet date:

	30 April 2022 $m	31 October 2021 $m
Borrowings	(4,067.0)	(4,548.4)
Cash and cash equivalents	578.7	558.4
Lease obligations	(179.4)	(205.9)
Lease receivable to be reimbursed by the Digital Safe business1	17.2	-
Net debt	(3,650.5)	(4,195.9)
Net Debt / Adjusted EBITDA* ratio	3.7 times	4.0 times
1 Lease receivable to be reimbursed by the Digital Safe business reflects lease obligations which are retained on the Group's balance sheet but are reimbursed as they are incurred by the Digital Safe business.

On 17 January 2022, the Group announced the refinancing of $1.6bn of existing term loans. This refinancing comprised a €750m and a $750m Senior Secured Term Loan B. The new 5-year Facilities were used by the Group to fully refinance its existing Senior Secured Term Loan B Euro facility due June 2024 as well as partially refinance the existing Senior Secured Term Loan B USD facilities also due in June 2024.

The new 5-year facilities incur interest at 4.00% above EURIBOR (subject to 0% floor) at an original issue discount of 0.5% on the Euro denominated tranche, and 4.00% above SOFR and CSA (subject to 0.5% floor) at an original issue discount of 1.0% on the US Dollar denominated tranche.

The Group continues to manage its exposure to movements in interest rates. The Group holds interest rate swaps to hedge against the cash flow risk in the LIBOR rate charged on $2,250.0m of the debt which expires on 30 September 2022. Under the terms of the interest rate swaps, the Group pays a fixed rate of 1.95% and receives one-month USD LIBOR. In addition, the Group has transacted interest rate swaps to hedge the cash flow risk on one-month Term SOFR related to its newly issued $750m debt. The SOFR swaps have an effective date of 21 September 2022 and a maturity date of 28 February 2027 fixing SOFR at 1.656%. The Group continually reviews the currency mix of its borrowings and the projected forward curves associated with the benchmark rates of its debt to assess market risk.

In addition to the term loans and cash reserves, the Group has access to a $250.0m revolving credit facility, currently undrawn.

Consolidated statement of financial position

The Group's Consolidated statement of financial position is presented later in this document. A summarised version is presented below.

	30 April 2022 $m	31 October 2021 $m
Non-current assets	7,890.0	8,439.5
Current assets	1,290.7	1,907.1
Total assets	9,180.7	10,346.6

Current liabilities	1,517.0	1,860.9
Non-current liabilities	5,011.4	5,664.7
Total liabilities	6,528.4	7,525.6
Net assets	2,652.3	2,821.0

Total equity	2,652.3	2,821.0

The net assets of the Group decreased by $169m from $2,821m at 31 October 2021 to $2,652m at 30 April 2022.

In the period, the key movements were as follows:

●  Non-current assets decreased by $550m to $7,890m primarily due to a $444m decrease in other intangible assets (including primarily $413m of amortisation and $99m of exchange rate changes offset by $48m of additions and $23m in relation to the Debricked acquisition), a decrease in goodwill of $98m primarily resulting from exchange rate changes and a decrease of $34m in plant, property and equipment.

●  Current assets decreased by $616m to $1,291m primarily due to a $239m decrease in trade and other receivables and a $370m reduction in current assets held for sale following completion of the disposal of the Digital Safe business.

●  Current liabilities decreased by $344m to $1,517m primarily due to a decrease in contract liabilities of $81m, a decrease in trade and other payables of $115m, a decrease in Financial liabilities and a $68m reduction in current liabilities held for sale following completion of the disposal of the Digital Safe business.

●  Non-current liabilities decreased by $653m to $5,011m, primarily due to a $485m decrease of Financial liabilities resulting from repayment of borrowings of $364m using the Digital Safe proceeds and a further $126m reduction in borrowings due to foreign exchange movements, a decrease of $62m in retirement benefit obligations and a decrease of $77m in deferred tax liabilities primarily resulting from the impact of amortisation of the Group's intangible assets.

●  Total equity decreased by $169m from $2,821m to $2,652m in the six months ended 30 April 2022.This was primarily driven by the loss in the period of $24m, purchase of treasury shares of $67m, dividends paid of $65m and other comprehensive income movements of $27m.

Currency impact
The below table presents the key currencies impacting the Group's trading performance. In addition to this, following the re-financing in Q1, the Group holds 33.6% of the group's term loans in Euros. This change has meant the Group is more naturally hedged with operating cash flows and funding mix.

	Revenue		Costs
	H122	H121	H122	H121
US Dollar	58.0%	57.3%	41.3%	45.1%
Euros	20.6%	21.3%	12.3%	13.3%
GBP	4.8%	4.5%	15.0%	12.7%
CAD	2.9%	3.2%	2.4%	2.1%
Other	13.7%	13.7%	29.0%	26.8%
Total	100%	100%	100%	100%

The currency movement for the US Dollar against Euro, GBP, AUD, INR and JPY was a strengthening of 7.0%, 2.6%, 4.7%, 2.0%, and 9.4% respectively, whilst CAD remained flat when looking at the average exchange rates in H122 compared to those in H121.

In order to provide CCY comparatives, the Group has restated the revenue and Adjusted EBITDA for H121 at the same average exchange rates as those used in the reported results for H122. In the six months ended 30 April 2021, the currency impact has decreased the H121 comparable revenue and costs by 2.3% and 1.7% respectively. The net impact for the Group results using CCY was a decrease of the H121 comparable revenue of $34.5m and a decrease of $19.5m in Adjusted EBITDA.

Following the refinancing of the Group's debt in February, the amount held in Euros increased by approximately €750m. This increase meant that the currency mix of the Group's debt is closer aligned to the Group's operating cash flows. As a result, the movement in the euro has resulted in a reduction in the Group's debt of approximately $125m in the period, which more than offsets the reduction in Adjusted EBITDA because of currency movements.

Dividend
The board proposes an interim dividend of 8 cents. The dividend will be paid on 5 August 2022 to shareholders on the register as at 22 July 2022. The dividend will be paid in pounds sterling and the sterling amount payable per share will be fixed and announced approximately two weeks prior to the payment date, based on the average spot exchange rate over the five business days preceding the announcement date.

Revenue	No change to expectations, working to mitigate impact of Russia.
Costs included within Adj. EBITDA	Expect annualised cost savings of approximately $200m by end of FY22.
Exceptional spend	Now expected to be approximately $50m in FY22 (previously $100m).
Capital expenditure and leases	Approximately $200m per annum.
Taxation	Cash tax of approximately $130m.
Interest	Estimated cash interest including fees associated with refinancing of c.$230m based on current rates.

Principal Risks and Uncertainties
In common with all businesses, the Group could be affected by risks and uncertainties that may have a material adverse effect on its business operations and achieving its strategic objectives including its business model, future performance, solvency, liquidity and/or reputation. This includes any new, emerging or continuing direct or indirect risks posed by COVID-19. These risks could cause actual results to differ materially from forecasts or historic results. Accepting that risk is an inherent part of doing business, the Board is mindful of the interdependencies of some risks. The Group remains prepared to implement appropriate new mitigation strategies, and adapt those already in place, to minimise any potential business disruption and will continue to carry out regular and robust assessments and management of the Group's risks. Where possible, the Group seeks to mitigate risks through its Risk Management Framework, internal controls and insurance, but this can only provide reasonable assurance and not absolute assurance against material losses. In particular, insurance policies may not fully cover all of the consequences of any event, including damage to persons or property, business interruptions, failure of counterparties to conform to the terms of an agreement or other liabilities.

As noted in the Operational review, the threat of more challenging macro-economic conditions and its effect on customer buying behaviour continues to be closely monitored by the Group. Additionally, the significant change in workforce behaviours as the Group emerges from Covid-19 has resulted in elevated employee attrition, wage inflation and a more challenging recruitment environment across the technology sector. The Group has taken several important actions to address this including taking comprehensive actions to address renumeration in key roles and geographies and where possible, attrition has been used to deliver our cost saving programme by redeploying staff and reducing the level of exceptional spend required to restructure the group.

The underlying principal risks and uncertainties facing the Group have not materially changed, from those set out in the Annual Report and Accounts for the 12 months ended 31 October 2021 (the "2021 Annual Report") (pages 61 to 73). The principal risks and uncertainties are set out on pages 61-73 of the 2021 Annual Report under the headings below. They do not comprise all of the risks associated with the Group and are not set out in priority order. Additional risks not presently known to management, or currently deemed to be less material, may also have an adverse effect on the Group:

●  Products;
●  Sales/Go-to-Market models;
●  Competition;
●  Employees and culture;
●  Cyber security;
●  IT systems and information;
●  Business strategy and change management;
●  Legal and regulatory compliance;
●  Intellectual property;
●  Treasury;
●  Tax;
●  Macro-economic environment, political unrest and pandemics;
●  COVID-19; and
●  Internal Controls over Financial Reporting.

These risks could cause future results to differ materially from historic results. The Group still considers these to be the most relevant risks and uncertainties to the business.

Matt Ashley
Chief Financial Officer
21 June 2022

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors confirm that, to the best of their knowledge:

●  This condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK;

●  the interim management report includes a fair review of the information required by:

a)    DTR 4.2.7R of the Disclosure Guidance and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

b)    DTR 4.2.8R of the Disclosure Guidance and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

The current executive directors of the Company are Stephen Murdoch and Matt Ashley.

The current non-executive directors of the Company are Greg Lock, Richard Atkins, Amanda Brown, Pauline Campbell, Lawton Fitt and Robert Youngjohns. All of the non-executive directors are independent with the exception of Greg Lock, the Chairman who was considered independent on appointment.

Biographies for each director are included on the Company's website: www.microfocus.com.

By order of the board,

Stephen Murdoch	Matt Ashley
Chief Executive Officer	Chief Financial Officer
21 June 2022

Alternative performance measures

The Group uses certain measures to assess the financial performance of its business. These measures are termed "Alternative Performance Measures" because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS or are calculated using financial measures that are not calculated in accordance with IFRS.

The Group uses such measures to measure operating performance and liquidity in presentations to the Board and as a basis for strategic planning and forecasting, as well as monitoring certain aspects of its operating cash flow and liquidity. The Group believes that these and similar measures are used widely by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity.

The Alternative Performance Measures may not be comparable to other similarly titled measures used by other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the Group's operating results as reported under IFRS.

An explanation of the relevance of each of the Alternative Performance Measures, a reconciliation of the Alternative Performance Measures to the most directly comparable measures calculated and presented in accordance with IFRS and a discussion of their limitations is set out below. The Group does not regard these Alternative Performance Measures as a substitute for, or superior to, the equivalent measures calculated and presented in accordance with IFRS.

As announced on 30 November 2021 the Group has changed the definition of Adjusted EBITDA to exclude capitalised development costs. This change aligns the definition to the definition included in our loan agreements. This change also impacts the calculation of the Adjusted cash conversion ratio and Adjusted EBITDA margin.

In addition, the Group has amended the definition of Adjusted Profit before tax, Adjusted profit after tax, Adjusted Effective tax rate and Adjusted EPS to exclude foreign exchange gains/losses in order to exclude foreign exchange volatility when evaluating the underlying performance of the business and to align the treatment with Adjusted EBITDA. All amended measures are presented on the new basis throughout the document and are indicated by *.

A reconciliation to the Alternative Performance Measures prepared on the previous basis is given in the table below:

	Six months ended 30 April 2022	Six months ended 30 April 2021
Adjusted EBITDA (FY21 reported basis)	409.8	519.0
Add back: capitalised development	39.3	11.2
Adjusted EBITDA* (FY22 definition)	449.1	530.2

Adjusted EBITDA margin (FY21 reported basis)	32.3%	36.4%
Adjusted EBITDA* margin (FY22 definition)	35.4%	37.2%

Cash conversion ratio (FY21 reported basis)	124.7%	124.5%
Cash generated from Operations (unchanged)	484.6	468.1

Adjusted EBITDA* (FY22 definition)	449.1	530.2
Less: exceptional items (reported in Operating loss)	(21.2)	(143.0)
Adjusted EBITDA less exceptional items (FY22 definition)	427.9	387.2
Adjusted cash conversion ratio* (FY22 definition)	113.3%	120.9%

Adjusted Profit before Tax (FY21 reported basis) Adjusted Profit before Tax* (FY22 definition)	314.7 244.4	316.8 321.9

Adjusted Profit after Tax (FY21 reported basis) Adjusted Profit after Tax* (FY22 definition)	255.6 187.5	222.5 226.1
Adjusted Effective Tax Rate (FY21 reported basis)	18.8%	29.8%
Adjusted Effective Tax Rate* (FY22 definition)	23.3%	29.8%

Adjusted Earnings per share (FY21 reported basis) Adjusted Earnings per share* (FY22 definition)	78.17 57.34	66.15 67.23

The Group has reported unaudited results for the six months ended 30 April 2022 with a comparative unaudited period of the six months ended 30 April 2021.

Alternative performance measures continued

1.              EBITDA and Adjusted EBITDA

The Group presents EBITDA because it is widely used by securities analysts, investors and other interested parties to evaluate the profitability of companies. EBITDA is defined as net earnings before finance costs, finance income, taxation, depreciation of property, plant and equipment, right-of-use asset depreciation and amortisation of intangible assets. EBITDA eliminates potential differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortisation expense).

Adjusted EBITDA is the primary measure used internally to measure performance and to incentivise and reward employees. The Group defines Adjusted EBITDA as comprising of EBITDA (as defined above), adding back exceptional items including the profit on disposal of discontinued operations, share-based compensation and foreign exchange (gains)/losses.

Adjusted EBITDA margin refers to the measure defined above as a percentage of actual revenue recorded in accordance with IFRS for the year.

Adjusted EBITDA is a key profit measure used by the board to assess the underlying financial performance of the Group. Adjusted EBITDA is stated before the following items for the following reasons:

●  Exceptional items (note 7), including the profit on disposal of discontinued operation, are excluded by virtue of their size, nature or incidence, in order to show the underlying business performance of the Group.

●  Share-based payment charges are excluded from the calculation of Adjusted EBITDA because these represent a non-cash accounting charge for transactions that could otherwise have been settled in cash or not be limited to employee compensation. These charges also represent long-term incentives designed for long-term employee retention, rather than reflecting the short-term underlying operations of the Group's business. The directors acknowledge that there is an on-going debate on the add-back of share-based payment charges but believe that as they are not included in the analysis of segment performance used by the Chief Operating Decision Maker and their add-back is consistent with metrics used by a number of other companies in the technology sector, that this treatment remains appropriate.

●  Foreign exchange movements are excluded from Adjusted EBITDA in order to exclude foreign exchange volatility when evaluating the underlying performance of the business.

The following table is a reconciliation from statutory results for the period to EBITDA and Adjusted EBITDA:

	Six months ended 30 April 2022
	Statutory $m	Intangibles amortisation $m	Depreciation1 $m	Revenue to EBITDA $m	Exceptional costs $m	Share-based payments $m	FX gain $m	Revenue to Adjusted EBITDA* $m
Revenue	1,269.6	-	-	1,269.6	-	-	-	1,269.6
Cost of sales	(364.6)	131.8	11.1	(221.7)	1.5	-	-	(220.2)
Gross profit	905.0	131.8	11.1	1,047.9	1.5	-	-	1,049.4
Selling & Distribution	(561.3)	265.5	5.5	(290.3)	1.0	-	-	(289.3)
Research & Development	(231.1)	0.5	10.5	(220.1)	0.5	-	-	(219.6)
Administrative expenses	(86.3)	15.1	14.9	(56.3)	(44.8)	12.4	(11.7)	(100.4)
Other Operating Income	9.0	-	-	9.0	-	-	-	9.0
Operating Profit/EBITDA/AEBITDA*	35.3	412.9	42.0	490.2	(41.8)	12.4	(11.7)	449.1
Finance costs	(139.8)
Finance income	61.6
Taxation	15.0
Loss After Tax	(27.9)
Profit from discontinued operations	3.5
Loss for the period	(24.4)
Adjusted EBITDA margin*								35.4%

Alternative performance measures continued

Six months ended 30 April 2021

	Statutory $m	Intangibles amortisation $m	Depreciation1 $m	Revenue to EBITDA $m	Exceptional costs $m	Share-based payments $m	FX loss $m	Revenue to Adjusted EBITDA* $m
Revenue	1,425.7	-	-	1,425.7	-	-	-	1,425.7
Cost of sales	(384.9)	138.3	16.9	(229.7)	1.8	-	-	(227.9)
Gross profit	1,040.8	138.3	16.9	1,196.0	1.8	-	-	1,197.8
Selling & Distribution	(654.1)	317.8	6.7	(329.6)	4.3	-	-	(325.3)
Research & Development	(259.4) (259.4)	-	14.4 14.4	(245.0) (245.0)	(0.4) (0.4)	- -	- -	(245.4) (245.4)
Administrative expenses	(282.1) (282.1)	16.1 16.1	18.2 18.3	(247.8) (247.8)	137.3 137.3	8.5 8.5	5.1 5.1	(96.9) (96.9)
Operating loss/EBITDA/AEBITDA*	(154.8)	472.2	56.2	373.6	143.0	8.5	5.1	530.2
Finance costs	(125.9)
Finance income	0.7
Taxation	61.1
Loss for the period	(218.9)
Adjusted EBITDA margin*								37.2%
1 Includes depreciation of property, plant and equipment and right-of-use assets.

2.           Adjusted Profit before tax

Adjusted Profit before tax is presented as it is required for the calculation of the Group's adjusted effective tax rate.

Adjusted profit before tax is defined as loss before tax excluding the effects of, share-based compensation, the amortisation of purchased intangible assets, foreign exchange gains/losses and all exceptional items including profit on disposal of discontinued operation. These items are individually material items and/or are not considered to be representative of the trading performance of the Group:

●  Exceptional items (note 7), including the profit on disposal of discontinued operation, are excluded by virtue of their size, nature or incidence, in order to show the underlying business performance of the Group.

●  Share-based payment charges are excluded from the calculation of Adjusted Profit before tax because these represent a non-cash accounting item. These charges also represent long-term incentives designed for long-term employee retention, rather than reflecting the short-term trading performance of the Group's business. The directors acknowledge that there is an on-going debate on the add-back of share-based payment charges but believe that as they are not included in the analysis of segment performance used by the Chief Operating Decision Maker and their add-back is consistent with metrics used by a number of other companies in the technology sector, that this treatment remains appropriate.

●  Charges for the amortisation of intangible assets acquired in a business combination are excluded from the calculation of Adjusted Profit before tax. This is because these charges are a non-cash accounting item based on judgements about their value and economic life, are the result of the application of acquisition accounting, and whilst revenue recognised in the income statement does benefit from the intangibles that have been acquired, the amortisation costs bear no relation to the Group's trading performance in the period. In addition, amortisation of acquired intangibles is not included in the analysis of segment performance used by the Chief Operating Decision Maker.

●  Foreign exchange movements are excluded from calculation of Adjusted Profit before tax in order to exclude foreign exchange volatility when evaluating the underlying performance of the business.

Alternative performance measures continued

The following table is a reconciliation from loss before tax for the period to Adjusted profit before tax:

	Six months ended 30 April 2022			Six months ended 30 April 2021

	Continuing Operations	Discontinued Operation	Total	Discontinued Operation	Total
	$m	$m	$m	$m	$m
Profit/(loss) before tax	(42.9)	3.5	(39.4)	-	(280.0)
Share-based compensation charge	12.4	-	12.4	-	8.5
Amortisation of intangibles acquired in a business combination	387.0	-	387.0	-	445.3
Exceptional items	(41.8)	(3.5)	(45.3)	-
Foreign exchange (gain)/loss1	(70.3)	-	(70.3)	-
Adjusting items	287.3	(3.5)	283.8	-
Adjusted profit before tax*	244.4	-	244.4	-
This is presented because management believe it is important to understanding the Group's tax position on its operating performance. Adjusted Effective Tax Rate is used to assess the trend in the Group tax rate. Adjusted profit after taxation reflects adjusted profit before tax (see above) less the taxation charge associated with these profits. The Adjusted Effective Tax Rate is defined as the reported tax (charge)/credit on continuing operations, less tax on adjusting items on continuing operations (share-based compensation, the amortisation of intangible assets acquired in a business combination, exceptional items and foreign exchange gains/losses), divided by the Adjusted Profit Before Tax on continuing operations (defined above).

The tax charge on Adjusted profit before tax for the six months ended 30 April 2022 was $56.9m (2021: $95.8m charge), which represents an effective tax rate on Adjusted profit before tax ("Adjusted ETR") of 23.3% (2021: 29.8%). The calculation of the Adjusted ETR is set out below.

Effective tax rate	Six months ended 30 April 2022
	Statutory	Adjusting items	Adjusted Measures
	$m	$m	$m
(Loss)/profit before tax	(42.9)	287.3	244.4
Taxation	15.0	(71.9)	(56.9)
(Loss)/profit after tax*	(27.9)	215.4	187.5
Effective tax rate*	35.0%		23.3%

Effective tax rate	Six months ended 30 April 2021
	Statutory	Adjusting items	Adjusted Measures
	$m	$m	$m
(Loss)/profit before tax	(280.0)	601.9	321.9
Taxation	61.1	(156.9)	(95.8)
(Loss)/profit after tax*	(218.9)	445.0	226.1
Effective tax rate*	21.8%		29.8%

In computing Adjusted profit before tax for the six months ended 30 April 2022, $287.3m (six months ended 30 April 2021: $601.9m) of adjusting items have been added back along with the associated tax credit of $71.9m (six months ended 30 April 2021: $156.9m credit ) which relates to share-based payments compensation charge of $1.4m credit (six months ended 30 April 2021: $2.1m credit), amortisation of intangible assets acquired in a business combination of $86.2m credit (2021: $120.7m credit), exceptional items of $13.5m charge (six months ended 30 April 2021: $32.6m credit) and foreign exchange gain of $2.2m charge (2021: $1.5m credit).

Alternative performance measures continued

4.           Adjusted Earnings per Share and Diluted Adjusted Earnings per Share

Adjusted Earnings per Share ("EPS") are presented as management believe they are important to understanding the change in the Group's EPS. The Adjusted EPS is defined as Basic EPS where the earnings attributable to ordinary shareholders are adjusted by adding back all exceptional items including the profit on the disposal of discontinued operation, share-based compensation charge and the amortisation of purchased intangibles, as well as foreign exchange gains/losses because they are individually or collectively material items that are not considered to be representative of the trading performance of the Group.

	Six months ended 30 April 2022	Six monthsended30 April 2021

Cents

EPS from continuing operations attributable to the ordinary equity shareholders of the Company
Basic EPS	(8.53)	(65.09)
Diluted EPS1	(8.53)	(65.09)
Basic Adjusted EPS*	57.34	67.23
Diluted Adjusted EPS*	57.34	67.23

EPS from discontinued operation
Basic EPS	1.07	-
Diluted EPS1	1.07	-
Basic Adjusted EPS*	-	-
Diluted Adjusted EPS*	-	-

Total EPS attributable to the ordinary equity shareholders of the Company
Basic EPS	(7.46)	(65.09)
Diluted EPS1	(7.46)	(65.09)
Basic Adjusted EPS *	57.34	67.23
Diluted Adjusted EPS*	57.34	67.23

Pence

EPS from continuing operations attributable to the ordinary equity shareholders of the Company
Basic EPS	(6.42)	(47.71)
Diluted EPS1	(6.42)	(47.71)
Basic Adjusted EPS*	43.15	49.28
Diluted Adjusted EPS*	43.15	49.28

EPS from discontinued operation
Basic EPS	0.81	-
Diluted EPS1	0.81	-
Basic Adjusted EPS*	-	-
Diluted Adjusted EPS*	-	-

Total EPS attributable to the ordinary equity shareholders of the Company
Basic EPS	(5.61)	(47.71)
Diluted EPS1	(5.61)	(47.71)
Basic Adjusted EPS*	43.15	49.28
Diluted Adjusted EPS*	43.15	49.28

1 The Group reported a loss from continuing and discontinued operations attributable to the ordinary equity shareholders of the Company for the six months ended 30 April 2022. The Diluted EPS is reported as equal to Basic EPS, as no account can be taken of the effect of dilutive securities under IAS 33.

Adjusted EPS was used for LTIP performance in the previous period with LTIP vesting applying the previous definition, the reported amount used in LTIP performance was 66.15 cents (48.49 pence).

Alternative performance measures continued

	Six months ended 30 April 2022	Six monthsended30 April 2021
	$m	$m
Loss for the period and earnings attributable to ordinary shareholders	(24.4)	(218.9)

From continuing operations From discontinued operation	(27.9) 3.5	(218.9) -
Loss for the period and earnings attributable to ordinary shareholders	(24.4)	(218.9)

Adjusting items:
Gain on disposal of discontinued operation	(3.5)	-
Exceptional items	(41.8)	143.0
Share-based compensation charge	12.4	8.5
Amortisation of intangibles acquired in a business combination	387.0	445.3
Foreign exchange (gain)/loss1	(70.3)	5.1
	283.8	601.9
Tax relating to above adjusting items	(71.9)	(156.9)
Adjusted earnings attributable to ordinary shareholders	187.5	226.1

From continuing operations From discontinued operation	187.5 -	226.1 -

Adjusted earnings attributable to ordinary shareholders	187.5	226.1

Weighted average number of shares:	Number (m)	Number (m)
Basic	327.0	336.3
Effect of dilutive securities - Options	-	-
Diluted	327.0	336.3

1 Of the $70.3m foreign exchange gain, $11.7m is included in operating costs and $58.6m in finance income.

	Six months ended 30 April 2022			Six months ended 30 April 2021
	Continuing operations	Discontinued operation	Total	Continuing operations	Discontinued operation	Total
	$m	$m	$m	$m	$m	$m
Adjusting items:
Exceptional items, including profit on disposal of discontinued operation	(41.8)	(3.5)	(45.3)	143.0	-	143.0
Share-based compensation charge	12.4	-	12.4	8.5	-	8.5
Amortisation of intangibles acquired in a business combination	387.0	-	387.0	445.3	-	445.3
Foreign exchange (gains)/losses	(70.3)	-	(70.3)	5.1	-	5.1
	287.3	(3.5)	283.8	601.9	-	601.9
Tax relating to above adjusting items	(71.9)	-	(71.9)	(156.9)	-	(156.9)
	215.4	(3.5)	211.9	445.0	-	445.0

Alternative performance measures continued

5.        Free cash flow and Adjusted free cash flow

Free cash flow is presented as it is widely used by securities analysts, investors and other interested parties to understand the Group's cash flow as it provides an indication of the Group's cash generation in the period which is available for investment in debt repayments, dividend payments or other discretionary activity. Free cash flow is defined as cash generated from operations less interest payments, bank loan costs, tax payments, purchase of intangible assets, purchase of property, plant and equipment and interest and capital payments in relation to leases.

Adjusted free cash flow, which is Free cash flow as previously defined excluding the cash impact of exceptional items. This adjusted measure is intended to present the cash-generating qualities of the Group from trading performance only. In our view, this enables an understanding of the Group's underlying trajectory as we deliver our plans.

	Six months ended 30 April 2022	Six months ended 30 April 2021
	$m	$m
Cash generated from operations	484.6	468.1
Less:
Interest payments	(105.8)	(110.7)
Bank loan costs	(23.2)	(0.6)
Tax payments	(77.6)	(128.9)
Purchase of intangible assets	(47.6)	(35.8)
Purchase of property, plant and equipment	(4.6)	(10.3)
Lease related capital payments	(35.8)	(42.3)
Free cash flow	190.0	139.5
Exclude the cash impact of exceptional items	36.8	107.4
Adjusted free cash flow	226.8	246.9

Cash impact of exceptional items is exceptional credit for the period $41.8m (2021: $143.0m charge) adjusted for the related movements in payables $14.0m (2021: $3.5m), provisions $15.7m (2021: $(63.0)m), non-operating items $63.0m (2021: nil), non-cash items nil (2021: $(2.5)m), and tax on exceptional items $(14.1)m (2021: $(17.8)m) calculated at the weighted average rate of tax applied in the territories the exceptional charges are recognised in. During six months ended 30 April 2021 an additional payment of the EU State Aid tax item $44.2m was recorded as an exceptional cash item by virtue of size and nature as it relates to historic tax structures and was not indicative of current trading performance.

6.      Net Debt and Leverage

Net debt and Leverage are presented as these are the primary liquidity measures used by management. Net debt is defined as cash and cash equivalents less borrowings and lease obligations and add lease receivables related to lease obligations retained following disposals which are being reimbursed by the acquirer. Leverage is defined as the Net Debt to 12 month trailing Adjusted EBITDA ratio.

	30 April 2022	31 October 2021	30 April 2021
	$m	$m	$m
Borrowings	(4,067.0)	(4,548.4)	(4,597.4)
Cash and cash equivalents	578.7	558.4	698.1
Lease obligations	(179.4)	(205.9)1	(219.1)
Lease receivable reimbursed by the Digital Safe business	17.2	-	-
Net debt	(3,650.5)	(4,195.9)	(4,118.4)

1          Includes lease obligations included in current liabilities held for sale, see note 16.

Trailing 12 months Adjusted EBITDA* (continuing operations):
	30 April 2022 $m	31 October 2021 $m	30 April 2021 $m
Six months to 30 April	449.1	530.2	530.2
Six months to 31 October	529.1	529.1	630.8
	978.2	1,059.3	1,161.0
Net Debt / Adjusted EBITDA* ratio	3.7 times	4.0 times	3.5 times

Alternative performance measures continued

The following table is a reconciliation of the movements in net debt from previously reported periods.

		Borrowings	Cash and cash equivalents	Lease receivable	Lease obligations	Net Debt
	Note	$m	$m	$m	$m	$m
At 1 May 2021		(4,597.4)	698.1	-	(219.1)	(4,118.4)
Repayments		8.6	-	-	42.1	50.7
Net cash movement		-	(139.7)	-	-	(139.7)
Facility fee expense		(17.4)	-	-	-	(17.4)
New leases		-	-	-	(23.9)	(23.9)
Interest		-	-	-	(5.1)	(5.1)
The effect of change in foreign exchange rates		57.8	-	-	0.1	57.9
At 31 October 2021		(4,548.4)	558.4	-	(205.9)1	(4,195.9)
Repayments		1,963.4	-	-	40.2	2,003.6
Drawdowns		(1,599.3)	-	-	-	(1,599.3)
Net cash movement		-	20.3	-	-	20.3
Facility fees capitalised		22.3	-	-	-	22.3
Facility fees expenses		(31.4)	-	-	-	(31.4)
Disposals		-	-	17.2	11.4	28.6
New leases		-	-	-	(20.0)	(20.0)
Interest		-	-	-	(4.4)	(4.4)
The effect of change in foreign exchange rates		126.4	-	-	(0.7)	125.7
At 30 April 2022		(4,067.0)	578.7	17.2	(179.4)	(3,650.5)

1 Included lease obligations included in current liabilities held for sale.

7.             Adjusted cash conversion ratio

Adjusted cash conversion ratio is presented as management believe it is important to understanding the Group's conversion of underlying results to cash. The Group's adjusted cash conversion ratio is defined as cash generated from operations divided by Adjusted EBITDA less exceptional items (reported in Operating loss and excluding any goodwill impairment charge, as these are deemed non-cash related). Adjusted cash conversion ratio is used to track and measure timing differences between profitability and cash generation through working capital management, including seasonality or one-offs.

	Six months ended 30 April 2022	Six months ended 30 April 2021
	$m	$m
Cash generated from operations	484.6	468.1

Adjusted EBITDA*	449.1	530.2
Less: exceptional items reported in Operating loss excluding gain on disposal (investing activity)	(21.2)	(143.0)

Adjusted EBITDA* less exceptional items	427.9	387.2

Adjusted cash conversion ratio*	113.3%	120.9%

Alternative performance measures continued

8.        Constant Currency

The Group's reporting currency is the US Dollar however, the Group's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to illustrate the underlying change in results from one year to the next, the Group has adopted the practice of discussing results on an as reported basis and in constant currency.

The Group uses US Dollar based constant currency models to measure performance. These are calculated by restating the results of the Group for the comparable period at the same average exchange rates as those used in reported results for the current period. This gives a US Dollar denominated income statement, which excludes any variances attributable to foreign exchange rate movements.

The most important foreign currencies for the Group are: Pounds Sterling, the Euro, Canadian Dollar, Japanese Yen, Indian Rupee, and the Australian Dollar. The exchange rates used are as follows:

	Six monthsended30 April 2022		12 months ended 31 October 2021		Six monthsended30 April 2021
	Average	Closing	Average	Closing	Average	Closing
£1 = $	1.33	1.26	1.37	1.37	1.36	1.39
€1 = $	1.12	1.05	1.19	1.16	1.20	1.21
C$ = $	0.79	0.78	0.80	0.81	0.79	0.81
AUD = $	0.72	0.71	0.75	0.75	0.76	0.78
100 INR = $	1.33	1.31	1.36	1.33	1.36	1.35
100 JPY = $	0.85	0.77	0.92	0.88	0.94	0.92

Micro Focus International plc
Condensed Consolidated Statement of Comprehensive Income
For the six months ended 30 April 2022

Continuing operations	Note	Six months ended 30 April 2022$m	Six months ended 30 April 2021$m
Revenue	6	1,269.6	1,425.7
Cost of sales		(364.6)	(384.9)
Gross profit		905.0	1,040.8
Selling and distribution expenses		(561.3)	(654.1)
Research and development expenses		(231.1)	(259.4)
Administrative expenses		(86.3)	(282.1)
Other Operating Income		9.0	-
Operating profit/(loss)		35.3	(154.8)

Operating profit prior to depreciation, amortisation and exceptional items		448.4	516.6
Depreciation and amortisation		(454.9)	(528.4)
Exceptional items	7	41.8	(143.0)
Operating profit/(loss)		35.3	(154.8)

Finance costs		(139.8)	(125.9)
Finance income		61.6	0.7
Net finance costs		(78.2)	(125.2)

Loss before tax		(42.9)	(280.0)
Taxation1	10	15.0	61.1
Loss after tax		(27.9)	(218.9)
Profit from Discontinued Operations	16	3.5	-
Loss for the period		(24.4)	(218.9)
Attributable to:
Equity shareholders of the Company		(24.4)	(218.9)
Loss for the period		(24.4)	(218.9)

1 Taxation includes a charge of $13.5m (2021: credit $32.6m) relating to exceptional items, see note 7

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Micro Focus International plc
Condensed Consolidated Statement of Comprehensive Income
For the six months ended 30 April 2022
	Note	Six months ended 30 April 2022$m	Six months ended 30 April 2021$m
Loss for the period		(24.4)	(218.9)
Other comprehensive (expense)/income for the period:
Items that will not be reclassified to profit or loss
Actuarial gain on pension schemes liabilities	13	49.3	34.0
Actuarial gain on non-plan pension assets		0.3	0.2
Items that may be subsequently reclassified to profit or loss
Cash flow hedge movements	12	67.7	20.7
Current tax movement on cash flow hedge movements		(6.1)	(3.9)
Deferred tax movement on cash flow hedge movements		(8.7)	-
Current tax movement on Euro loan foreign exchange hedging		(6.2)	7.6
Deferred tax movement on Euro loan foreign exchange hedging		21.4	(17.3)
Currency translation (loss)/gain		(144.7)	96.5
Other comprehensive (expense)/income for the period		(27.0)	137.8
Total comprehensive expense for the period		(51.4)	(81.1)
Attributable to:
Equity shareholders of the Company		(51.4)	(81.1)
Total comprehensive expense for the period		(51.4)	(81.1)

Earnings per share (cents)
From continuing and discontinued operations		cents	cents
- basic	9	(7.46)	(65.09)
- diluted	9	(7.46)	(65.09)
From continuing operations
- basic	9	(8.53)	(65.09)
- diluted	9	(8.53)	(65.09)

Earnings per share (pence)
From continuing and discontinued operations		pence	pence
- basic	9	(5.61)	(47.71)
- diluted	9	(5.61)	(47.71)
From continuing operations
- basic	9	(6.42)	(47.71)
- diluted	9	(6.42)	(47.71)

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Micro Focus International plc
Condensed Consolidated Statement of Financial Position
	Note	30 April 2022 $m	31 October 2021 $m
Non-current assets
Goodwill	11	3,628.0	3,725.5
Other intangible assets		3,887.5	4,331.2
Property, plant and equipment		194.6	228.6
Non-current tax receivables		43.9	48.0
Deferred tax asset		15.0	15.0
Financial assets	12	35.8	-
Trade and other receivables		17.0	19.6
Other non-current assets		68.2	71.6
		7,890.0	8,439.5
Current assets
Trade and other receivables		647.6	886.3
Other current assets		31.6	33.0
Current tax receivables	10	32.8	59.1
Cash and cash equivalents		578.7	558.4
		1,290.7	1,536.8
Current assets classified as held for sale		-	370.3
		1,290.7	1,907.1
Total assets		9,180.7	10,346.6

Current liabilities
Trade and other payables		398.4	513.2
Financial liabilities	12	91.1	134.9
Provisions	14	50.1	65.7
Current tax liabilities	10	74.0	94.1
Contract liabilities		903.4	984.6
		1,517.0	1,792.5
Current liabilities classified as held for sale		-	68.4
		1,517.0	1,860.9
Non-current liabilities
Contract liabilities		126.6	131.8
Financial liabilities	12	4,159.2	4,643.7
Retirement benefit obligations	13	85.1	147.1
Provisions	14	14.9	19.8
Other non-current liabilities		22.5	31.3
Non-current tax liabilities	10	81.1	91.9
Deferred tax liabilities	10	522.0	599.1
		5,011.4	5,664.7
Total liabilities		6,528.4	7,525.6
Net assets		2,652.3	2,821.0

Capital and reserves
Share capital		47.4	47.4
Share premium account		47.1	46.8
Other reserves		3,770.6	3,847.2
Retained earnings		(1,212.8)	(1,120.4)
Total equity		2,652.3	2,821.0

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Micro Focus International plc
Condensed Consolidated Statement of Changes in Equity
			Other reserves
	Share capital	Share premium account	Retained earnings	Foreign currency translation reserve	Capital redemption reserves	Hedging reserve	Merger reserve	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 1 November 2021	47.4	46.8	(1,120.4)	(268.0)	2,485.0	(28.9)	1,659.1	2,821.0
Loss for the financial period	-	-	(24.4)	-	-	-	-	(24.4)
Other comprehensive income/(expense) for the period	-	-	49.6	(129.5)	-	52.9	-	(27.0)
Total comprehensive income/(expense) for the period	-	-	25.2	(129.5)	-	52.9	-	(51.4)
Share options:
Issue of share capital - share options	-	0.3	-	-	-	-	-	0.3
Movement in relation to share options	-	-	14.5	-	-	-	-	14.5
Deferred tax on share options	-	-	0.3	-	-	-	-	0.3
Purchase of treasury shares1	-	-	(67.2)	-	-	-	-	(67.2)
Transactions with owners:
Dividends paid	-	-	(65.2)	-	-	-	-	(65.2)
Balance as at 30 April 2022	47.4	47.1	(1,212.8)	(397.5)	2,485.0	24.0	1,659.1	2,652.3
			Other reserves
	Share capital	Share premium account	Retained earnings	Foreign currency translation reserve	Capital redemption reserves	Hedging reserve	Merger reserve	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 1 November 2020	47.3	46.5	(741.3)	(326.7)	2,485.0	(63.1)	1,767.4	3,215.1
Loss for the financial period	-	-	(218.9)	-	-	-	-	(218.9)
Other comprehensive income for the period	-	-	34.2	86.8	-	16.8	-	137.8
Total comprehensive (expense)/income for the period	-	-	(184.7)	86.8	-	16.8	-	(81.1)
Share options:
Movement in relation to share options	-	-	6.2	-	-	-	-	6.2
Deferred tax on share options	-	-	(1.2)	-	-	-	-	(1.2)
Purchase of treasury shares1	-	-	(27.2)	-	-	-	-	(27.2)
Transactions with owners:
Dividends paid	-	-	(51.8)	-	-	-	-	(51.8)
Balance as at 30 April 2021	47.3	46.5	(1,000.0)	(239.9)	2,485.0	(46.3)	1,767.4	3,060.0

1 During the 6 months ended 30 April 2022 the Micro Focus Employee Benefit Trust ("EBT") purchased 12 million of the Group's shares from the market (six months ended 30 April 2021: 4 million). The EBT will hold these shares to satisfy future exercises of share options. In accordance with the requirement of IFRS 10 the EBT is treated as if it is a subsidiary of the Group. As a result, the purchase of shares held by the EBT is reported as a purchase of treasury shares by the Group.

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Micro Focus International plc
Condensed Consolidated Statement of Cash Flows

	Note	Six months ended 30 April 2022 $m	Six months ended 30 April 2021 $m
Cash flows from operating activities
Cash generated from operations	15	484.6	468.1
Interest paid		(105.8)	(110.7)
Bank loan costs		(23.2)	(0.6)
Tax paid		(77.6)	(128.9)
Net cash generated from operating activities		278.0	227.9
Cash flows from investing activities
Payments for intangible assets		(47.6)	(35.8)
Purchase of property, plant and equipment		(4.6)	(10.3)
Payment for acquisition of business		(28.4)	-
Interest received		3.0	0.7
Proceeds from sale of business	16	363.5	-
Tax paid on disposal	16	(2.3)	-
Net cash generated from/(used in) investing activities		283.6	(45.4)
Cash flows from financing activities
Proceeds from issue of ordinary share capital		0.3	-
Purchase of treasury shares and related expenses		(67.2)	(27.2)
Payment for lease liabilities		(35.8)	(42.3)
Proceeds from bank borrowings		1,599.3	-
Repayment of bank borrowings		(1,963.4)	(105.5)
Dividends paid to owners	8	(65.2)	(51.8)
Net cash used in financing activities		(532.0)	(226.8)
Effects of exchange rate changes		(9.3)	5.2
Net increase/(decrease) in cash and cash equivalents		20.3	(39.1)
Cash and cash equivalents at beginning of period		558.4	737.2
Cash and cash equivalents at end of period		578.7	698.1

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Micro Focus International plc

Notes to the consolidated interim financial statements

1.          General information
Micro Focus International plc ("Company") is a public limited company incorporated and domiciled in England, UK. The address of its registered office is: The Lawn, 22-30 Old Bath Road, Newbury, RG14 1QN, UK. Micro Focus International plc and its subsidiaries (together "Group") provide innovative software to clients around the world enabling them to dramatically improve the business value of their enterprise applications. As at 30 April 2022, the Group had a presence in 47 countries (31 October 2021: 48) worldwide and employed approximately 11,019 people (31 October 2021: 11,355).

The Company is listed on the London Stock Exchange and its American Depositary Shares are listed on the New York Stock Exchange.

These unaudited Condensed Consolidated Interim Financial Statements were authorised for issuance by the board of directors on 21 June 2022.

These Condensed Consolidated Interim Financial Statements do not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 October 2021 were approved by the board of directors on 7 February 2022 and delivered to the Registrar of Companies. The auditor has reported on the 31 October 2021 accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

2.          Basis of preparation

These Condensed Consolidated Interim Financial Statements for the six months ended 30 April 2022 have been prepared in accordance with IAS 34, "Interim Financial Reporting" and should be read in conjunction with the Annual Report and Accounts for the year ended 31 October 2021. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group's financial position and performance since the last annual financial statements.

The annual financial statements of the group for the year ended 31 October 2022 will be prepared in accordance with UK-adopted international accounting standards. As required by the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority, the condensed set of financial statements has been prepared applying the accounting policies and presentation that were applied in the preparation of the company's published consolidated financial statements for the year ended 31 October 2021 which were prepared in accordance with International Financial Reporting Standards (IFRSs) adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union and in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006.

Going concern

In line with IAS 1 'Presentation of financial statements', and the FRC guidance on 'risk management, internal control and related financial and business reporting', management has taken into account all available information about the future for a period of at least, but not limited to, 12 months from the date of approval of the interim financial statements when assessing the Group's ability to continue as a going concern.

Having assessed the principal risks, the directors considered it appropriate to adopt the going concern basis of accounting when preparing the interim financial statements. This assessment covers the period to June 2023, which is consistent with the FRC guidance.

In making this assessment, the board considered the Group's business model which results in revenue typically being paid upfront and the majority of revenues being recurring in nature. In addition, it considered the financial impact for severe but plausible scenarios impacting both revenue and Adjusted EBITDA which take into account the Group's principal risks, including severe but plausible scenarios. This stress testing confirmed that existing projected cash flows and cash management activities provide us with adequate headroom over the going concern assessment period.

Finally, the board also considered the reported net current liability position of $226.3m at 30 April 2022. This is the result of advance billing for services which is required to be recognised as a contract liability. The cost of delivering these services is fully included in the Group's forecasting and sensitivities.

Consolidated statement of comprehensive income and financial position

The Group revised the presentation of the Consolidated Statement of Comprehensive Income for the year ended 31 October 2021 to remove the additional two columns showing exceptional items and the pre-exceptional item results which were included in prior periods. Instead additional disclosure has been included on the face of the Consolidated Statement of Comprehensive Income to show operating profit before depreciation, amortisation and exceptional items. The revised presentation is considered to be simpler to the users of the accounts and reflects the significant impact of amortisation, depreciation and exceptional items on the results of the Group. The comparatives have been represented to be consistent with the revised presentation format.

Notes to the consolidated interim financial statements

The Group has revised the presentation of the Consolidated Statement of Financial Position to combine line items presented separately in previous periods, primarily financial instruments, other reserves and property, plant and equipment. The revised presentation is considered to be simpler to the users of the accounts. The comparatives have been represented to be consistent with the revised presentation format.

Critical estimates, assumptions and judgements

In preparing these Condensed Consolidated Interim Financial Statements, the Group has made its best estimates and judgements of certain amounts included in the financial statements, giving due consideration to materiality. The Group regularly reviews these estimates and updates them as required. The Group has reviewed its critical accounting estimates, assumptions and judgements and a revision to the critical accounting estimates has been identified in relation to retirement benefit obligations. Aside from this, the critical accounting estimates, assumptions and judgements set out in section II of the Group's Annual Report and Accounts for the 12 months ended 31 October 2021 remain relevant to these Condensed Consolidated Interim Financial Statements.

Retirement benefit obligations

Having assessed the impact of the assumptions used in estimating the retirement benefit obligation the Group has concluded that only the discount rate and inflation are critical. Mortality rates and salary growth rates are no longer considered critical estimates. Sensitivity of the carrying value of retirement benefit obligation to the discount rate and inflation is provided in note 13.

3        Accounting policies

Other than as described below, the accounting policies, presentation and methods of calculation adopted are consistent with those of the Annual Report and Accounts for the year ended 31 October 2021, apart from standards, amendments to or interpretations of published standards adopted during the period. Income taxes are accrued using the tax rate that is expected to be applicable for the full financial year, adjusted for certain discrete items which occurred in the interim period in accordance with IAS 34.

Foreign currency translation - transactions and balances

Foreign exchange gains and losses resulting from the translation to period end exchange rates on borrowings denominated in foreign currencies which are not hedged by net investment hedges are recognised in the Consolidated statement of comprehensive income within net finance costs. Previously the Group had no borrowings denominated in foreign currencies which were not hedged by  net investment hedges.

Interpretations and amendments

Currently effective for periods commencing after 1 January 2021(applicable to the Group from 1 November 2021):

-        Amendments to IFRS9, IAS 39, IFRS 7, IFRS 16 and IFRS 4: Interest rate benchmark reforms. Phase 2 effective January 2021 covers further disclosures on transition to a new benchmark, UK endorsed 5 January 2021.

The following interpretations and amendments to existing standards are not yet effective and have not been adopted early by the Group. These interpretations and amendments have not yet been endorsed by the UK Endorsement Board ("UK EB" except where stated below:

Effective for periods commencing after 1 January 2022 (applicable to the Group from 1 November 2022):

-        Annual Improvements cycle 2018-2020 includes relevant amendments clarifying capitalisation of transaction fees/ inclusion of specific fees in modification/extinguishment test within IFRS 9 Financial Instruments, subject to EU endorsement. Other included improvement in IFRS 1 (First time adoption) and IAS 41 (agriculture) are not applicable to the Group.

-        Amendments to IFRS 3 Business combinations, IAS 16 "Property, plant and equipment" and IAS 37 "Provisions, Contingent assets and Contingent liabilities".

Effective for periods commencing after 1 January 2023 (applicable to the Group from 1 November 2023), all subject to UK endorsement:

-           Amendments to IAS 1 "Presentation of financial statements". Amendment is presentational relates to the classification of liabilities current and non-current (now deferred until after January 2024).

-           Amendments to IAS 1 "Presentation of financial statements" aims to provide guidance on the application of materiality judgements to policy disclosures.

-           Amendments to IAS 8 "Accounting policies, changes in accounting estimates and errors" provides clarifications around the definition of accounting estimates and further clarification around the difference between policy changes and estimates.

-           Amendments to IAS 12 "Income taxes" covering temporary timing differences for deferred tax on the recognition of asset and liabilities from a single transaction.

-           Amendments to IFRS 17 "Insurance contracts".

The impact of the amendments and interpretations listed above are not expected to have a material impact on the consolidated financial statements.

Notes to the consolidated interim financial statements

4.          Presentation currency

The presentation currency of the Group is US dollars. Items included in the financial statements of each of the Group's entities are measured in the functional currency of each entity.

5.          Segmental reporting

In accordance with IFRS 8 "Operating Segments", the Group has derived the information for its segmental reporting using the information used by the Chief Operating Decision Maker for the purposes of resource allocation and assessment of segment performance. The Chief Operating Decision Maker ("CODM") is defined as the Operating Committee.

For the six months ended 30 April 2022, the Operating Committee consisted of the Chief Executive Officer, the Chief Financial Officer, Chief Operating Officer, Chief HR Officer and Senior Vice President Business Operations and the Chief Legal Officer. The Group is organised into a single reporting segment.

The Group's segment under IFRS 8 is the Micro Focus Product Portfolio. The Micro Focus Product Portfolio segment contains mature infrastructure software products that are managed on a portfolio basis. This portfolio is managed with a single product group that makes and maintains the software, whilst the software is sold and supported through one single Go-to-Market organisation with specialist skills targeted by sub-portfolio. The products within the existing Micro Focus Product Portfolio are grouped together into five sub-portfolios based on industrial logic and management of the Micro Focus sub-portfolios: Application Modernisation & Connectivity ("AMC"), Application Delivery Management ("ADM"), IT Operations Management ("ITOM"), CyberRes and Information Management & Governance ("IM&G").

The segmental reporting is consistent with that used in internal management reporting and the profit measure used by the Operating Committee is Adjusted EBITDA.

As announced on 30 November 2021 the Group has changed the definition of Adjusted EBITDA to exclude capitalised development costs. This change aligns the definition to the definition included in our loan agreements. The table below has been updated to reflect this updated definition. Under the previous definition Adjusted EBITDA would be $409.8m (six months ended 30 April 2021: $519.0m).

		Six months ended 30 April 2022	Six months ended 30 April 2021
Reconciliation to Adjusted EBITDA*:	Note	$m	$m
Loss before tax		(42.9)	(280.0)
Finance costs		139.8	125.9
Finance income		(61.6)	(0.7)
Depreciation of property, plant and equipment		42.0	56.2
Amortisation of intangible assets		412.9	472.2
Exceptional items (reported in Operating loss)	7	(41.8)	143.0
Share-based compensation charge		12.4	8.5
Foreign exchange (gain)/loss		(11.7)	5.1
Adjusted EBITDA*		449.1	530.2

For the reportable segment, the total assets were $9,180.7m (31 October 2021: $10,346.6m) and the total liabilities were $6,528.4m (31 October 2021: $7,525.6m) as at 30 April 2022.

Notes to the consolidated interim financial statements

6.          Analysis of revenue

Revenue from contracts with customers
	Six months ended 30 April 2022	Six months ended 30 April 2021
	$m	$m
Revenue from contracts with customers	1,269.6	1,425.7

Being:
Recognised over time:
Maintenance revenue	825.9	912.5
SaaS & other recurring revenue	93.7	119.8
Consulting revenue	22.5	-
	942.1	1,032.3
Recognised at point in time:
Licence revenue	269.2	301.7
Consulting revenue	58.3	91.7
	327.5	393.4

Total Revenue	1,269.6	1,425.7

By Product
Set out below is an analysis of revenue recognised between the principal product portfolios for the six months ended 30 April 2022 with comparatives:
	Licence $m	Maintenance $m	SaaS & other recurring $m	Consulting $m	Total $m
Six months ended 30 April 2022:
Micro Focus Product Portfolio
AMC	53.1	152.9	-	5.7	211.7
ADM	42.0	188.5	40.5	7.7	278.7
ITOM	63.6	195.9	2.3	48.4	310.2
CyberRes	67.1	168.7	20.5	13.8	270.1
IM&G	43.4	119.9	30.4	5.2	198.9
Total Revenue	269.2	825.9	93.7	80.8	1,269.6

	Licence $m	Maintenance $m	SaaS & other recurring $m	Consulting $m	Total $m
Six months ended 30 April 2021:
Micro Focus Product Portfolio
AMC	62.1	158.5	-	5.1	225.7
ADM	49.6	208.9	36.6	9.2	304.3
ITOM	92.8	262.2	2.0	54.6	411.6
CyberRes	70.1	193.6	18.6	14.5	296.8
IM&G	27.1	89.3	62.6	8.3	187.3
Total Revenue	301.7	912.5	119.8	91.7	1,425.7

Notes to the consolidated interim financial statements

7.          Exceptional items
	Note	Six months ended 30 April 2022	Six months ended 30 April 2021
Reported within Operating profit/ (loss):		$m	$m
Integration costs		-	45.6
Property-related costs		-	4.0
Legal settlement and associated costs		-	74.6
Severance and legal costs		20.9	13.0
Other restructuring costs		-	5.8
Gain on divestiture	16	(63.0)	-
Acquisition costs		0.3	-
Exceptional costs before tax		(41.8)	143.0

Tax effect of exceptional items		13.5	(32.6)
Reported within profit from discontinued operation (attributable to equity shareholders of the Company):
Gain on disposal of discontinued operation	16	(3.5)	-
Exceptional costs after tax		(31.8)	110.4

Exceptional items are allocated to the financial statement lines (for example: cost of sales) in the Consolidated statement of comprehensive income based on the nature and function of the costs; for example restructuring costs related to employees are classified where their original employment costs are recorded. Exceptional items included in operating profit are reported in the following financial statement lines Cost of sales $1.5m (six months ended 30 April 2021: $1.8m), Selling and distribution expenses $1.0m (six months ended 30 April 2021: $4.3m), Research and development expense $0.5m (six months ended 30 April 2021: $0.4m credit) and Administrative expenses $44.8m credit (six months ended 30 April 2021: $137.3m).

Integration costs
Integration costs were $nil for the six months ended 30 April 2022 (six months ended 30 April 2021: $45.6m). The prior period costs reflect the costs incurred in the IT design, build and migration onto a single new IT platform and a wide range of projects undertaken to conform, simplify and increase efficiency across the business.

Property related costs
Property related costs were $nil for the six months ended 30 April 2022 (six months ended 30 April 2021: $4.0m). Prior period costs related to the impairment or amendment to the impairments of right-of-use assets held by the Group, any related onerous non-rental costs and the cost of site consolidations. These costs were incurred as the Group simplified and rationalised its real estate footprint.

Legal settlement and associated costs
Legal settlements and associated costs were $nil for the six months ended 30 April 2022 (six months ended 30 April 2021: $74.6m). Legal settlements and associated costs of $74.6m for the six months ended 30 April 2021 related to the Wapp patent infringement case and were exceptional by virtue of size and incidence.

Severance and legal costs
Severance and legal costs of $20.9m for the six months ended 30 April 2022 (six months ended 30 April 2021: $13.0m) relate mostly to termination costs for employees as the Group executes the FY22/FY23 Cost programmes required to remove $400m-$500m of gross costs as we exit FY23.

Other restructuring costs
Other restructuring costs were $nil for the six months ended 30 April 2022 (six months ended 30 April 2021: $5.8m). The prior period costs related to the costs of restructuring of the Group to deliver the target operating model design and cost base and certain IT expenditure required to support the related simplification of the Group.

Acquisition costs
Acquisitions costs of $0.3m for the six months ended 30 April 2022 (six months ended 30 April 2021: $nil) relate to the acquisition of the Debricked AB entity. M&A costs are considered to be exceptional by virtue of their nature.

Tax effect of exceptional items
The tax effect of exceptional items on the income statement is a charge of $13.5m for the six months ended 30 April 2022 (six months ended 30 April 2021: $32.6m credit). Exceptional items include a tax charge of $19.4m in relation to the gain on divestiture of the Digital Safe business.
Notes to the consolidated interim financial statements

8.          Dividends
	Six months ended 30 April 2022	Six months ended 30 April 2021
Equity - ordinary	$m	$m
Final paid 31 October 2021 20.3 cents per ordinary share (31 October 2020: 15.5 cents per ordinary share)	65.2	51.8
	65.2	51.8
The directors announce an interim dividend of 8 cents per share payable on 5 August 2022 to shareholders who are registered at 22 July 2022. This interim dividend, amounting to $26m has not been recognised as a liability as at 30 April 2022.

9.          Earnings per share

The calculation of the basic earnings per share has been based on the earnings attributable to owners of the parent and the weighted average number of shares for each period.

Reconciliation of the earnings and weighted average number of shares:
	Six monthsended30 April 2022	Six months ended30 April 2021
Earnings ($m)
Loss for the period from continuing operations	(27.9)	(218.9)
Profit for the period from discontinued operations	3.5	-
Loss for the period	(24.4)	(218.9)

Number of shares ('m)
Weighted average number of shares	327.0	336.3
Dilutive effects of shares	-	-
	327.0	336.3
CENTS
Basic earnings per share
Continuing operations	(8.53)	(65.09)
Discontinued operation	1.07	-
Total Basic earnings per share	(7.46)	(65.09)

Diluted earnings per share
Continuing operations1	(8.53)	(65.09)
Discontinued operation1	1.07	-
Total Diluted earnings per share1	(7.46)	(65.09)

PENCE
Basic earnings per share
Continuing operations	(6.42)	(47.71)
Discontinued operation	0.81	-
Total Basic earnings per share	(5.61)	(47.71)

Diluted earnings per share
Continuing operations1	(6.42)	(47.71)
Discontinued operations1	0.81	-
Total Diluted earnings per share1	(5.61)	(47.71)

Loss attributable to ordinary shareholders ($m)
Loss for the period from continuing operations	(27.9)	(218.9)
Profit for the period from discontinued operations	3.5	-
	(24.4)	(218.9)
Average exchange rate	$1.33 / £1	$1.36 / £1

1 The Group reported a loss from continuing and discontinued operations attributable to the ordinary equity shareholders of the Company for the six months ended 30 April 2022 and 2021. The Diluted EPS is reported as equal to Basic EPS, as no account can be taken of the effect of dilutive securities under IAS 33.
The weighted average number of shares excludes treasury shares that do not have dividend rights and shares held in the Employee Benefit Trust.
Notes to the consolidated interim financial statements

10.        Taxation

Tax for the six month period ended 30 April 2022 was a credit of $15.0m (30 April 2021: credit of $61.1m) with the Group's Effective Tax Rate ("ETR") being 35.0% (30 April 2021: 21.8%). The Group's cash taxes paid in the six months ended 30 April 2022 were $79.9m (30 April 2021: $128.9m). Cash taxes are lower than in the prior year comparative period, primarily due to the impact of the payment in relation to State Aid charging notices of $44.2m made in 2021.

There is tax charge of $19.4m within exceptional items in relation to the disposal of the Digital Safe business (announced November 2021). Payment of $2.3m tax in relation to the Digital Safe disposal was made in the six months ended 30 April 2022.  It is anticipated that $11.3m will be paid in the six months ended 31 October 2022, with the remainder in subsequent periods.
	30 April 2022	31 October 2021
Current Tax	$m	$m
Assets
Current tax receivables	32.8	59.1
Non-current tax receivables	43.9	48.0
Liabilities
Current tax liabilities	74.0	94.1
Non-current tax liabilities	81.1	91.9

Deferred Tax
Deferred tax liabilities after jurisdictional offsetting	522.0	599.1

The long-term current tax asset relates to the State Aid payments made in 2021, adjusted for foreign exchange movements.  The long-term current tax liability relates to US Transition Tax and is payable over eight years to 2026.  The short-term current tax liability includes $73.6m (31 October 2021 $75.2m) in respect of provisions for uncertain tax positions; the most significant element relates to the risk of Tax Authority challenge of the transfer pricing arrangements of the Group.  The Group does not anticipate that there will be any material change to these provisions in the next 12 months.

On 8 June 2022, the General Court of the Court of Justice of the European Union (CJEU) found in favour of the European Commission's decision that the UK's 'Financing Company Partial Exemption' legislation is in breach of EU State Aid rules. However, whilst no appeal has been confirmed yet, it is considered likely that either the UK Government or a taxpayer will appeal this decision to the Court of Justice.

The Group has previously received and settled State Aid charging notices from HM Revenue and Customs (including historic interest) totalling $46.8m.  In addition, there has been a challenge from the UK Tax Authorities into the historic financing arrangements of the Group. The two challenges arise as a consequence of the same Group financing arrangements.  As a matter of tax law, the two challenges are separate and the combined exposure is $104m.  However, based on its current assessment of the value of the underlying tax benefit under dispute, and supported by external professional advice, the Group considers the maximum liability of these items to total $60m.

Despite the decision of the General Court, based on its current assessment and also supported by external professional advice, the Group believes an appeal to the Court of Justice is likely and that such an appeal would find in favour of the UK Government/taxpayer. The Group therefore continues to believe that that it has no liability in respect of these issues. Therefore, no tax charge is required in the current or previous periods and the amounts paid to HMRC under the State Aid charging notices are expected to be repaid. Given that an appeal would be expected to take more than a year, a long-term current tax receivable has continued to be recognized in respect of the amounts paid (including movements due to FX) at the balance sheet date.

No additional liability should accrue in future periods in respect of these matters, following (i) an amendment of the UK legislation affected by the EU Commission to be compliant with EU law, and (ii) the unwind of the financing company arrangements in question. Any appeal of the General Court decision to the Court of Justice, and the progress of the UK Tax Authority challenge into the historic financing arrangements of the Group, will both continue to be monitored by Management.

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes including structuring activities undertaken by the Group and the application of complex transfer pricing rules.

The ultimate tax liability may differ from the amount provided depending on interpretations of tax law, settlement negotiations or changes in legislation. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the year in which such determination is made.
Notes to the consolidated interim financial statements

11.        Goodwill

	Note	30 April 2022$m	31 October 2021$m
Net book value
At 1 November		3,725.5	3,835.4
Acquisitions		14.4	7.2
Effects of movements in exchange rates		(111.9)	30.1
Transferred to assets held for sale		-	(147.2)
At 30 April 2022/31 October 2021		3,628.0	3,725.5
A CGU-level summary of the goodwill allocation is presented below:
Micro Focus		3,628.0	3,725.5

Goodwill acquired through business combinations has been allocated to a cash generating unit ("CGU") for the purpose of impairment testing. All goodwill relates to the Micro Focus product portfolio segment.

Impairment test

Impairment of goodwill is tested annually, or more frequently where there is an indication of impairment. The Group's annual test is performed at 31 October. A review for potential impairment indicators in the six months ended 30 April 2022 was performed and no indicators have been identified and therefore no impairment test has been performed. Details of the assumptions used in the 31 October 2021 impairment test and the sensitivity of this impairment test to changes in the key assumptions are disclosed in note 10 "Goodwill" of the Annual Report and Accounts for the year ended 31 October 2021.

12.        Financial instruments

Financial assets and liabilities:

	30 April 2022 $m	31 October 2021 $m
Financial assets
Non-current
Derivative asset	35.8	-
	35.8	-
Financial liabilities
Non-current Borrowings	4,040.2	4,524.1
Borrowings	4,040.2	4,524.1
Lease obligations	119.0	119.6
	4,159.2	4,643.7
Current
Borrowings	26.8	24.3
Lease obligations	60.4	74.9
Derivative liability	3.9	35.7
	91.1	134.9

Notes to the consolidated interim financial statements

A                  Fair Value Categories and Carrying values

The tables below set out the measurement categories and carrying values of financial assets and liabilities with fair value inputs where relevant.
	Measurement category	Carrying value 30 April 2022	Fair value 2022	Fair value Hierarchy 2022/2021	Carrying value 31 October 2021
		$m			$m
Financial assets:

Non-current
Long-term pension asset	FV OCI	15.9	Fair value insurance based input	Level 3	17.1
Derivative financial instruments - forward interest rate swaps	FV OCI	35.8		Level 2	-
Current
Cash and cash equivalent	Amortised cost	578.7	-	-	558.4
Trade and other receivables	Amortised cost	528.8	-	-	784.2
Contract assets	Amortised cost	58.5	-	-	62.0
		1,217.7			1,421.7

Financial liabilities:

Non-current
Borrowings (gross)2	Amortised cost	4,077.9	4,055.4	-	4,566.0
Lease obligations	Amortised cost	119.0	-	-	119.6
Current
Derivative financial instruments - interest rate swaps1	FV OCI	3.9	-	Level 2	35.7
Borrowings (gross)2	Amortised cost	39.6	26.9	-	42.0
Lease obligations	Amortised cost	60.4	-	-	74.9
Trade and other payables - accruals	Amortised cost	347.4	-	-	440.1
		4,648.2			5,278.3

1 Derivative interest rate swaps are measured at FV OCI as a result of hedge accounting. All interest rate swaps are in designated hedge relationships and there are no other derivative financial instruments held as FVTPL.
2 Borrowings have a carrying value (net of unamortised prepaid facility arrangement fees and original issue discount) of $4,067.0m (31 October 2021: $4,548.4m). Total borrowings (gross) are shown in this table as $4,117.5m (31 October 2021: $4,608.0m) for the fair value comparison.

Fair value measurement

For trade and other receivables, cash and cash equivalents, trade and other payables, the fair values approximate to book values due to the short maturity periods of these financial instruments. For trade receivables, allowances are made for credit risk. The loss allowance held for credit risk held against trade and other receivables is $13.8m (31 October 2021: $14.0m).

Long-term borrowings with an outstanding principal of $4,117.5m (31 October 2021: $4,608.0m) (note 12.C "Borrowings") excluding unamortised prepaid facility fees and discounts, have a fair value estimate of $4,082.3m (31 October 2021: $4,598.4m) based on trading prices obtained from external banking providers as at 30 April 2022.

Derivative financial instruments measured at fair value are classified as Level 2 in the fair value measurement hierarchy as they have been determined using significant inputs based on observable market data. The fair values of interest rate derivatives are derived from forward interest rates based on yield curves observable at the balance sheet date together with the contractual interest rates. Valuations are updated by the counter-party banks on a monthly basis.

The impact of changes in the fair value of interest rate swaps in the six months ended 30 April 2022 is shown in the Consolidated statement of comprehensive income. The foreign exchange gains/(losses) for the revaluation of the net investment hedging instruments are compared against the translation of Euro functional net investments in foreign operations including goodwill and intangibles affecting the cumulative translation reserve on consolidation. No amounts have been reclassified from the hedging reserve to the profit and loss account for the period.

Hedge effectiveness may be affected by credit risk (in the case of the interest rate swaps) and the net investment hedged items may be affected by events impacting the carrying value of goodwill and intangible assets such as asset disposals or impairment reviews. There were no material adjustments made for credit risk or other ineffectiveness in the period for the hedging arrangements.

Notes to the consolidated interim financial statements

12.        Financial instruments continued

The long-term pension assets are considered to be a Level 3 asset under the fair value hierarchy as of 30 April 2022. These assets have been valued by an external insurance expert, by applying a discount rate to the future cash flows and taking into account the fixed interest rate, mortality rates and term of the insurance contract. The movement in the long-term pension asset in the six months ended 30 April 2022 is ($1.3m) of which $0.4m is due to changes in the fair value assessment.

For derivatives and long-term pension assets there were no transfers of assets or liabilities between levels of the fair value hierarchy during the period.

B                  Interest rate and foreign currency risk

Details of the Group's risks and treasury policies in relation to interest rate risk and currency risk are set out in note 24 of the Group's Annual Report and Accounts for the year ended 31 October 2021. There have been no changes in the Group's approach to managing these risks, the instruments held to manage these risks or the hedge relationships except where described below.

The Group's four interest rate swaps have a fair value of ($3.9m) disclosed as a derivative liability (31 October 2021: ($35.7m) liability) with the movement in fair value of $31.8m recognised in the hedging reserve. The hedge ratio is 1:0.95 due to the debt repayments made for the Seattle Spinco term loan and the impact of credit risk remains low at <$0.1m (31 October 2021: $1.4m). For the six months ended 30 April 2022, net interest (finance cost) paid for the swaps amounted to $20.1m. For the life of the swap, net interest paid to date has amounted to $78.6m. These interest rate swaps will mature in September 2022.

The Group's two new forward interest rate swaps have a fair value of $35.8m and are disclosed as a financial asset (traded in January 2022) with the movement in fair value of $35.8m recognised in the hedging reserve. The hedge objective is to minimise the risk of cash flow fluctuations due to interest payments on $750m of the Group's external borrowings with the hedge cash flows effective from September 2022. The hedge ratio is 1:0.99 and the impact of credit risk is estimated at $1.4 m which does not dominate the valuation.

Exchange gains of $67.7m have been recognised in other comprehensive income in the period (year ended 31 October 2021: $11.3m gain) as a result of the net investment hedges ($57.4m for the hedge on the Euro B-1 2020 tranche; $10.4m for the hedge on the repaid Euro 2017 tranche in the period to December 2021). The hedge relationship for the repaid Euro 2017 tranche ended in January 2022 due to the repayment of the Euro term loan used as the hedge instrument. Therefore, the hedge failed prospectively from January 2022; no amounts in the cumulative translation account have been unwound to profit and loss. The Euro 2017 tranche has been replaced by new €750m 2022 tranche, this new tranche is not in a net investment hedge relationship and as a result $58.5m of foreign exchange gains have been recorded within net finance cost in the profit and loss for the period.

C           Borrowings
	30 April 2022	31 October 2021
	$m	$m
Bank loan secured	4,117.5	4,608.0
Unamortised prepaid facility arrangement fees and original issue discounts	(50.5)	(59.6)
	4,067.0	4,548.4

Short-term borrowings	26.8	24.3
Long-term borrowings	4,040.2	4,524.1
	4,067.0	4,548.4

On 17 January 2022, the Group announced the refinancing of $1.6bn of existing term loans and the Revolving Credit Facility ("RCF") was refinanced in December 2021. This refinancing of the term loans comprised a €750m and a $750m Senior Secured Term Loan B. The new 5-year facilities have been used by the Group to fully refinance its existing Senior Secured Term Loan B Euro facility issued by MA FinanceCo., LLC due June 2024 as well as partially refinance the existing Senior Secured Term Loan B USD facilities issued by Seattle SpinCo, Inc., ($750m refinanced, $1,678m remaining) and MA FinanceCo., LLC, ($359.5m B-3 fully replaced by additional Euro borrowing) due June 2024. This RCF was reduced to $250m and with maturity extended until December 2026, subject to tests for the term loan maturities in June 2024 and June 2025. The amended facility is subject to a covenant test when more than 40% of the revolving credit facility is outstanding at a fiscal quarter end with a 5.00x net leverage covenant being applied.

Proceeds from the disposal of the Digital Safe business totalling $335m have been used to repay an equivalent proportion of debt, split $298m to the senior secured loan issued by Seattle SpinCo, $18m to the term loan B-4 and $19m to the term loan B-1.

Notes to the consolidated interim financial statements

12.        Financial instruments continued

The following facilities were drawn as at 30 April 2022:

●  The €560.6m (equivalent to $591.1m) (31 October 2021: €585m, equivalent to $676.0m) senior secured five-year term loan B-1 issued by MA FinanceCo., LLC, maturing in June 2025, is priced at EURIBOR plus 4.5% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 3.0%;

●  The $607.6m (31 October 2021: $633.7m) senior secured five-year term loan B-4 issued by MA FinanceCo., LLC, maturing in June 2025, is priced at LIBOR plus 4.25% (subject to a LIBOR floor of 1.00%) with an original issue discount of 2.5%;

●  The $1,379.9m (31 October 2021: $2,427.9m) senior secured seven-year term loan B issued by Seattle SpinCo, Inc., maturing in June 2024, is priced at LIBOR plus 2.75% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;

●  The €750.0m (equivalent to $790.8m) (31 October 2021: $nil) senior secured five-year term loan B issued by MA FinanceCo., LLC, maturing in January 2027, is priced at EURIBOR plus 4% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 0.5%;

●  The $748.1m (31 October 2021: $nil) senior secured five-year term loan issued by Seattle SpinCo, Inc., maturing in January 2027, is priced at SOFR plus 4% (subject to a SOFR floor of 0.50%) with an original issue discount of 0.5%.

The following facilities were undrawn as at 30 April 2022:

●  A senior secured RCF of $250m ($nil drawn) with an interest rate of 3.25% above LIBOR on amounts drawn (and 0.7% on amounts undrawn) thereunder, subject to a LIBOR floor of 0%.

At 30 April 2022, $nil of the RCF was drawn (31 October 2021: $nil), together with $4,117.5m of term loans giving gross debt of $4,117.5m drawn.

Facility fees expenses of $31.4m (six months ended 30 April 2021: $16.7m) have been incurred in the period.

Financial covenants are described in note 18, "Borrowings" of the annual report for the year ended 31 October 2021. The refinancing in January 2021 transferred the existing covenants. No covenant tests were required on the RCF in the period. These covenants are not expected to inhibit the Group's future operations or funding plans.

The Group's borrowing arrangements include annual repayments of 1% of the initial par value for the Seattle Spinco loans and 2.5% of the initial par value for the B-1 and B-4 loans with the amount paid in four equal quarterly instalments and then a final balloon payment on maturity. Repayments required under these instalment arrangements amounted to $55.5m (six months ended 30 April 2021: $25.6m) for the six months ended 30 April 2022.

D                  Changes is Financial Liabilities

Changes in liabilities arising from financing activities for interest bearing loans (before deferred financing fees) and lease obligations were as follows:

	Interest bearing loans	Lease obligations	Total
	$m	$m	$m
At 1 May 2021	4,674.4	219.1	4,893.5
Movements arising from cash flows
Repayments	(8.6)	(42.1)	(50.7)
New leases	-	23.9	23.9
Interest	-	5.1	5.1
Transfer to held for sale	-	(11.4)	(11.4)
The effect of changes in foreign exchange rates	(57.8)	(0.1)	(57.9)
At 31 October 2021	4,608.0	194.5	4,802.5
Movements arising from financing cash flows
Repayments	(1,963.4)	(40.2)	(2,003.6)
Drawdowns	1,599.3	-	1,599.3
New leases	-	20.0	20.0
Interest	-	4.4	4.4
The effect of changes in foreign exchange rates	(126.4)	0.7	(125.7)
At 30 April 2022	4,117.5	179.4	4,296.9
Notes to the consolidated interim financial statements

13.        Retirement benefit obligations

	30 April 2022			31 October 2021
	Germany $m	Rest of World $m	Total $m	Germany $m	Rest of World $m	Total $m
Within non-current assets:
Long-term pension assets	15.9	-	15.9	17.1	-	17.1

Within non-current liabilities:
Present value of defined benefit obligations	175.6	60.9	236.5	246.1	74.5	320.6
Fair values of plan assets	(120.9)	(30.5)	(151.4)	(138.8)	(34.7)	(173.5)
Retirement benefit obligations	54.7	30.4	85.1	107.3	39.8	147.1

The decrease in the retirement benefit obligation was due primarily in relation to the plans in Germany. The main changes in relation to the German plans were actuarial gains resulting from increases in the discount rates of $50.5m and the effects of movements in exchange rates of $9.4m.

The following amounts have been included in the Consolidated Statement of Comprehensive Income for defined benefit pension arrangements.

	Six months ended 30 April 2022	Six months ended 30 April 2021
	$m	$m
Charge to operating loss	0.5	4.6
Charge to finance costs	0.8	0.9
Total continuing charge to loss for the period	1.3	5.5

The following amounts have been recognised as movements in the statement of other comprehensive income:

	Six months ended 30 April 2022	Six months ended 30 April 2021
	$m	$m
Actuarial (loss)/return on assets excluding amounts included in interest income	(7.4)	15.2
Re-measurements - actuarial gains:	56.7	18.8
Movement in the period	49.3	34.0

The weighted average key assumptions used for the valuation of the schemes were:

	30 April 2022			31 October 2021
	Germany	Rest of World	Total	Germany	Rest of World	Total
Discount rate	2.35%	3.05%	2.49%	1.07%	1.87%	1.25%
Inflation	1.75%	1.35%	1.68%	1.75%	1.36%	1.69%

The mortality assumptions for the pension schemes are set based on actuarial advice in accordance with published statistics and experience in the territory.

Notes to the consolidated interim financial statements

13.        Retirement benefit obligations

Sensitivities

The net present value of our defined benefit obligation is sensitive to both actuarial assumptions and market conditions. The table below provides information on the sensitivity of the defined benefit obligation to changes to the discount rate assumption as this assumption is the key driver of the movement in the net obligation in the period. The table shows the impact of changes to the discount rate and inflation, each in isolation, although, in practice, changes to assumptions may occur at the same time and can either offset or compound the overall impact on the defined benefit obligation.

These sensitivities have been calculated using the same methodology as used for the main calculations.

	Germany				Rest of World
	Increase in assumption	Change in defined benefit obligation	Decrease in assumption	Change in defined benefit obligation	Increase in assumption	Change in defined benefit obligation	Decrease in assumption	Change in defined benefit obligation
Discount rate for scheme liabilities	1.25%	(23.1%)	1.25%	26.9%	1.25%	(15.5%)	1.25%	17.27%
Price inflation/ rate of increase on pension payments	0.25%	3.5%	0.25%	(3.3%)	0.25%	1.3%	0.25%	(1.3%)

14. Provisions and Contingent liabilities

	30 April 2022	31 October 2021
	$m	$m
Onerous contracts and dilapidations	14.9	25.4
Restructuring	13.1	23.0
Legal	25.8	25.0
Other	11.2	12.1
Total	65.0	85.5

Current	50.1	65.7
Non-current	14.9	19.8
Total	65.0	85.5

A description of the Group's provisions by category and contingent liabilities is included in note 21 of the Annual Report and Accounts for the year ended 31 October 2021. During the six months ended 30 April 2022 no significant changes in the Group's provisions has arisen other than for the expected utilisation. An update on the Group's shareholder litigation case is included below.

Shareholder litigation
The shareholder litigation complaint in the United States District Court for the Southern District of New York was mediated during 2021, and an agreement to settle the case on terms including a payment of $15.0m to a settlement class was reached. The proposed settlement is subject to the court's approval. If the court approves the settlement, the settlement amount will be paid from insurance coverage. The Group has recognised a legal provision of $15.0m and an insurance receivable, within other receivables, of $15.0m. The Company and all defendants have denied, and continue to deny, the claims alleged in the case and the settlement does not reflect any admission of fault, wrongdoing or liability as to any defendant.

The shareholder litigation complaint in the Superior Court of California is on-going. A trial date by jury has now been set for April 2023.  The company and all defendants have denied and continue to deny, the claims alleged in the case.  The Board continues to evaluate the full range of options available to the company. The Company retains insurance coverage in respect of such claims, although it remains possible that any settlement or trial outcome could be higher. Considering the current progress of the litigation and the range of potential outcomes, the company is unable to make a reasonable estimate of its financial impact.  No provision has been recognised at this time.

Notes to the consolidated interim financial statements

15. Cash Flow Statement
	Note	Six months ended30 April 2022$m	Six months ended30 April 2021$m
Cash flows from operating activities
Loss from continuing operations		(27.9)	(218.9)
Profit from discontinued operation		3.5	-
Loss for the period		(24.4)	(218.9)
Adjustments for:
Profit on disposal of discontinued operation		(3.5)	-
Net finance costs		78.2	125.2
Taxation	10	(15.0)	(61.1)
Operating profit/(loss) (attributable to continuing and discontinued operations)		35.3	(154.8)
Research and development tax credits		(1.0)	(0.4)
Property, plant and equipment depreciation		14.3	17.6
Right-of-use asset depreciation		27.7	38.6
Loss on disposal of property, plant and equipment		1.8	(0.1)
Gain on disposal	16	(63.0)	-
Amortisation of intangible assets		412.9	472.2
Leases impairment		-	2.6
Share-based compensation charge		12.4	8.5
Foreign exchange movements		(11.7)	5.1
Changes in working capital:
Trade and other receivables and contract related costs1		235.4	117.1
Payables and other liabilities		(116.0)	(58.8)
Provisions2	14	(13.7)	74.9
Contract liabilities - deferred income		(49.8)	(54.4)
Cash generated from operations		484.6	468.1

1 In the six months ended 30 April 2022 trade and other receivables, other assets and contract-related costs are reduced for non-cash movements of $15.0m (Six months ended 30 April 2021 $14.3m).

                        2 In the six months ended 30 April 2022 provisions movements have been presented net, in the six months ended 30 April 2021 they were presented gross as provision movements $102.4m and provision utilisation ($27.5m).

Notes to the consolidated interim financial statements

16. Discontinued operation and Disposal of Archiving and Risk Management Portfolio

On 3 November 2021, the Group announced the agreement of definitive terms to sell its Archiving and Risk Management portfolio (the "Digital Safe business") to Smarsh Inc. The consolidated statement of comprehensive income for the six months ended 30 April 2022 included the following amounts relating to the Digital Safe business.

Six months ended 30 April 2022 $m
Revenue	25.9
Operating costs	(13.6)
Operating profit	12.3
Profit on disposal	63.0
Profit before taxation	75.3
Taxation	(22.3)
Profit for the period related to the Digital Safe business	53.0

Details of net assets disposed of and the profit on disposal are as follows:

Carrying value pre-disposal
$m
Non-current assets classified as current asset held for sale	337.0
Current assets classified as current assets held for sale	28.9
Current liabilities classified as current liabilities held for sale	(5.4)
Non-current liabilities classified as current liabilities held for sale	(55.5)
Net assets disposed	305.0

Of the $305.0m net assets disposed, $182.1m related to intangible assets and $147.2m related to goodwill.

The profit on disposal and inflow of cash and equivalents was calculated as follows:

$m
Disposal proceeds
Consideration	375.0
Working capital adjustment	7.2
Total disposal proceeds1	382.2
Costs to sell recognised in the period1	(11.5)
Net assets disposed	(305.0)
Cumulative exchange gain in respect of the net assets of the subsidiaries, reclassified from equity on disposal	(2.7)
Profit on disposal	63.0

1 Disposal proceeds received less costs to sell equals $363.5m recognised as investing cash flow. The working capital adjustment will be received during six months ended 31 October 2022.

Discontinued operation

The sale of the SUSE business was completed on 15 March 2019. The profit on disposal of the SUSE business for the period ended 3 April 2022 of $3.5m relates to tax indemnities.

Notes to the consolidated interim financial statements

17. Acquisitions

Debricked
On 8 March 2022, the Group completed the acquisition of 100% of the equity of Debricked AB. Debricked AB a developer-centric open source intelligence company aimed at innovating how organisations secure their software supply chain for today and the future will integrate into the CyberRes to expand the application security portfolio. Total consideration was $32.7m and is made up of $27.6m paid in cash at the point of acquisition and $5.1m of deferred consideration. The business had a carrying value of $1.3m of assets and $0.6m of liabilities. A fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of purchased intangible assets of $22.6m with related deferred tax liabilities of $4.7m.

				Consideration
	Carrying value at acquisition	Intangible assets	Goodwill	Shares	Cash	Total
	$m	$m	$m	$m	$m	$m

Acquisitions in the period ended 30 April 2022:
Debricked	0.7	22.6	14.1	-	32.7	32.7
	0.7	22.6	14.1	-	32.7	32.7

The value of the goodwill represents the value of the assembled workforce at the time of the acquisition with specific knowledge and technical skills. It also represents the prospective future economic benefits that are expected to accrue from enhancing the portfolio of products available to the Company's existing customer base with those of the acquired business.

18. Post Balance Sheet Events

Tax
On 8 June 2022 the General Court of the Court of Justice of the European Union published its decision on the UK's 'Financing Company Partial Exemption' legislation.  Further details are provided in Note 10, above.

INDEPENDENT REVIEW REPORT TO MICRO FOCUS INTERNATIONAL PLC

i. Conclusion

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 April 2022 which comprises the Condensed Consolidated Statement of Comprehensive Income, Condensed Consolidated Statement of Financial Position, Condensed Consolidated Statement of Changes in Equity, Condensed Consolidated Statement of Cash Flows and the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 April 2022 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK and the Disclosure Guidance and Transparency Rules ("the DTR") of the UK's Financial Conduct Authority ("the UK FCA").

ii. Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  We read the other information contained in the half-yearly financial report and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

iii. Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FCA.

As disclosed in note 2, the latest annual financial statements of the Group were prepared in accordance with International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union and in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and the next annual financial statements will be prepared in accordance with UK-adopted international accounting standards.  The directors are responsible for preparing the condensed set of financial statements included in the half-yearly financial report in accordance with IAS 34 as adopted for use in the UK.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

The purpose of our review work and to whom we owe our responsibilities

iv. This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the DTR of the UK FCA.  Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose.  To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

John Edwards

for and on behalf of KPMG LLP

Chartered Accountants
15 Canada Square, London, E14 5GL
21 June 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 22 June 2022

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer